UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer 0

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the period ended on June 30, 2025, presented on comparative basis.

Condensed Interim Financial Statements

For the six-month period ended on June 30, 2025, presented on comparative basis in homogeneous currency

Contents

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION2

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION3

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME5

EARNING PER SHARE5

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY7

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY8

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS9

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS10

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION11

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES17

3. SEGMENT REPORTING18

4. FAIR VALUES21

5. CASH AND DUE FROM BANKS24

6. RELATED PARTY TRANSACTIONS25

7. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT26

8. CONSIDERATIONS OF RESULTS30

9. INSURANCE30

10. MUTUAL FUNDS31

11. ADDITIONAL INFORMATION REQUIRED BY THE CENTRAL BANK31

12. FINANCIAL RISK FACTORS37

13. TURNOVER TAX37

14. OWN SHARE PURCHASE PROGRAM37

15. STOCK OPTIONS PLAN39

16. ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES39

17. SUBSEQUENT EVENTS40

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS41

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED45

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING47

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING48

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT49

SCHEDULE G - INTANGIBLE ASSETS50

SCHEDULE H – CONCENTRATION OF DEPOSITS51

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS52

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY53

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES54

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION60

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME61

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME62

EARNING PER SHARE62

SEPARATE STATEMENT OF COMPREHENSIVE INCOME63

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY64

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW66

1. Basis of preparation67

3. FAIR VALUES71

4. INVESTMENT IN SUBSIDIARIES AND ASSOCIATES73

5. COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME74

6. COMPANIES ARTICLE 33 - GENERAL LAW OF COMPANIES AND RELATED ENTITIES75

7. LOAN AND DEBT ESTIMATED TERMS78

8. CAPITAL STOCK78

9. FINANCIAL RISK FACTORS80

10. RESTRICTIONS ON THE DISTRIBUTION OF PROFITS80

11. STOCK OPTIONS PLAN80

12. ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES80

13. SUBSEQUENT EVENTS81

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES81

SCHEDULE G - INTANGIBLE ASSETS83

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY84

Consolidated Condensed Interim Financial Statements

For the six-month period ended on June 30, 2025, presented on comparative basis in homogeneous currency.

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 50 started on January 1st , 2025
Legal Address:	Reconquista 330 Ciudad Autónoma de Buenos Aires
Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	October 9, 2023
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 6 to Separate Financial Statements

Composition of Capital Stock as of June 30, 2025

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2025, and December 31, 2024

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	06/30/2025	12/31/2024
Cash and due from banks	4 and 5	1,094,133,133	751,555,320
Cash		108,904,634	174,799,942
Financial institutions and correspondents		982,168,367	574,906,746
Argentine Central Bank		950,709,473	551,372,052
Other local and financial institutions		31,458,894	23,534,694
Others		3,060,132	1,848,632
Debt Securities at fair value through profit or loss	4, 7.1, and A	180,742,009	303,087,337
Derivatives	4 and 7.2	7,202,667	5,326,469
Other financial assets	4, 7.3 and 5	39,264,202	34,492,111
Loans and other financing	4,7.4 and B	2,881,477,708	2,497,792,134
To the non-financial public sector		6,883,589	3,719,742
To the financial sector		26,532,626	23,446,257
To the Non-Financial Private Sector and Foreign residents		2,848,061,493	2,470,626,135
Other debt securities	4, 7.5 and A	1,174,866,280	971,184,595
Financial assets pledged as collateral	4, 7.6 and 11.2	204,534,655	208,698,125
Investments in equity instruments	4 and A	5,156,291	818,029
Property, plant, and equipment	F	115,599,137	117,325,930
Investment property	F	82,417,935	90,504,900
Intangible assets	G	190,474,268	191,074,840
Deferred income tax assets		19,071,855	1,974,770
Other non-financial assets	7.7	39,340,013	40,908,004
TOTAL ASSETS		6,034,280,153	5,214,742,564

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statement.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2025 and December 31, 2024

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	06/30/2025	12/31/2024
LIABILITIES
Deposits	4, 7.8 and H	4,157,362,444	3,652,557,156
Non-financial public sector		160,047,618	166,552,003
Financial sector		283,249	213,248
Non-financial private sector and foreign residents		3,997,031,577	3,485,791,905
Derivate instruments	4 and 7.13	-	1,995,835
Repo Transactions	4 and 7.14	55,559,353	39,089,908
Other financial liabilities	4 and 7.9	178,307,672	191,274,049
Financing received from the Argentine Central Bank and other financial institutions	4 and 7.10	85,734,868	45,230,648
Unsubordinated debt securities	4 and 11.5	359,789,733	58,881,144
Current income tax liability		5,014,164	6,020,373
Provisions	7.11	43,861,075	46,732,642
Deferred income tax liabilities		1,883,275	3,645,897
Other non-financial liabilities	7.12	211,666,312	221,266,842
TOTAL LIABILITIES		5,099,178,896	4,266,694,494

SHAREHOLDERS' EQUITY
Capital stock		437,731	437,731
Paid in capital		637,973,623	637,973,623
Capital Adjustments		68,144,931	68,144,931
Own shares in portfolio		18,991	18,991
Comprehensive adjustment of shares in portfolio		10,005,293	10,005,293
Cost of treasury stock		(24,363,067)	(24,363,067)
Reserve		222,425,112	107,348,686
Retained earnings		9,617	(256,911)
Other comprehensive income		(3,758,409)	3,405,308
Net income for the period		22,019,076	144,080,354
Shareholders' Equity attributable to owners of the parent company		932,912,898	946,794,939
Shareholders' Equity attributable to non-controlling interests		2,188,359	1,253,131
TOTAL SHAREHOLDERS' EQUITY		935,101,257	948,048,070
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		6,034,280,153	5,214,742,564

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period on June 30, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Note	Six-month period ending on		Three-month period ending on
		06/30/2025	06/30/2024	06/30/2025	06/30/2024
Interest income	7.15	681,772,495	1,250,456,227	363,840,399	447,933,087
Interest expenses	7.16	(333,208,598)	(664,708,511)	(172,567,365)	(214,994,131)
Net interest income		348,563,897	585,747,716	191,273,034	232,938,956
Service fee income	7.19	115,997,415	100,729,390	54,996,236	52,323,537
Service fee expenses	7.20	(25,657,475)	(23,644,158)	(12,846,367)	(12,456,549)
Income from insurance activities	9 and 16	16,693,759	12,526,149	7,725,673	6,416,014
Net Service Fee Income		107,033,699	89,611,381	49,875,542	46,283,002
Subtotal		455,597,596	675,359,097	241,148,576	279,221,958
Net income from financial instruments (NIFFI) at fair value through profit or loss	7.17	47,793,935	92,667,677	23,238,653	42,089,836
Result from assets withdrawals rated at amortized cost	7.18	3,579,273	93,225,352	(590,436)	5,126,721
Exchange rate difference on gold and foreign currency		(6,587,455)	5,657,227	(6,541,817)	3,190,304
Subtotal		44,785,753	191,550,256	16,106,400	50,406,861
Other operating income	7.21	25,125,120	21,133,214	12,473,304	9,982,574
Result from exposure to changes in the purchasing power of the currency		(73,815,401)	(257,245,279)	(29,426,297)	(82,185,852)
Loan loss provisions		(78,202,209)	(29,469,962)	(44,468,581)	(16,289,505)
Net operating income		373,490,859	601,327,326	195,833,402	241,136,036
Personnel expenses	7.22	(147,798,293)	(177,349,886)	(75,749,558)	(81,746,546)
Administration expenses	7.23	(89,001,171)	(94,920,937)	(45,145,855)	(48,346,829)
Depreciations and impairment of non-financial assets	7.24	(30,789,533)	(29,602,274)	(15,661,178)	(14,807,154)
Other operating expenses	7.25	(81,402,917)	(136,708,899)	(45,574,798)	(53,170,250)
Operating income		24,498,945	162,745,330	13,702,013	43,065,257
Income before taxes from continuing operations		24,498,945	162,745,330	13,702,013	43,065,257
Income tax		1,536,019	62,030,486	(193,718)	19,247,740
Net income for the period		22,962,926	100,714,844	13,895,731	23,817,517
Net income for the period attributable to owners of the parent company		22,019,076	100,620,857	13,604,020	23,804,421
Net income for the period attributable to non-controlling interests		943,850	93,987	291,711	13,096

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the six and three-month period on June 30, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
NUMERATOR
Net income for the period attributable to owners of the parent company	22,019,076	100,620,857	13,604,020	23,804,421
PLUS: Diluting events inherent to potential ordinary shares
Net (loss) attributable to owners of the parent company adjusted by dilution	22,019,076	100,620,857	13,604,020	23,804,421

DENOMINATOR

Weighted average of ordinary shares	437,731	441,616	437,731	441,616
PLUS: Weighted average of number of ordinary shares issued with dilution effect.
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	437,731	441,616	437,731	441,616

Basic Income per-share	50.30	227.85	31.08	53.90
Diluted Income per-share	50.30	227.85	31.08	53.90

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For six and three-month period on June 30, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Net income for the period	22,962,926	100,714,844	13,895,731	23,817,517
Components of Other Comprehensive Income not to be reclassified to profit or loss
Net income from equity instrument at fair value through changes in other comprehensive income	(68,425)	(260,053)	(1,162)	(25,424)
Income for the period from equity instrument at fair value through other comprehensive income	(105,269)	(400,081)	(1,788)	(39,113)
Income tax	36,844	140,028	626	13,689
Total Other Comprehensive Income not to be reclassified to profit or loss	(68,425)	(260,053)	(1,162)	(25,424)
Foreign currency translation difference in financial statements conversion	1,409,794	(180,682)	1,052,168	(231,123)
Foreign currency translation differences for the period	1,409,794	(180,682)	1,052,168	(231,123)
Income from financial instrument at fair value through changes in other comprehensive income	(8,482,001)	(12,267,685)	(6,328,856)	(2,550,922)
Income for the year from financial instrument at fair value through other comprehensive income	(13,031,572)	(19,291,836)	(9,704,735)	(3,989,716)
Income tax	4,549,571	7,024,151	3,375,879	1,438,794
Total Other Comprehensive Income to be reclassified to profit or loss	(7,072,207)	(12,448,367)	(5,276,688)	(2,782,045)
Total Other Comprehensive Income	(7,140,632)	(12,708,420)	(5,277,850)	(2,807,469)
Other comprehensive income attributable to owners of the parent company	(7,132,010)	(12,693,519)	(5,271,561)	(2,804,496)
Other comprehensive income attributable to non-controlling interests	(8,622)	(14,901)	(6,289)	(2,973)
Total Comprehensive Income	15,822,294	88,006,424	8,617,881	21,010,048
Total comprehensive income attributable to owners of the parent company	14,887,066	87,927,338	8,332,459	20,999,925
Total comprehensive income attributable to non-controlling interests	935,228	79,086	285,422	10,123

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six-month period ended on June 30, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury Shares (1) (2)	Inflation adjustment of treasury shares (1) (2)	Cost of of treasury shares	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
										Revaluation of PPE	Foreign currency translation differences	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2024	437,731	68,144,931	637,973,623	18,991	10,005,293	(24,363,067)	14,118,388	93,230,298	143,823,443	1,606,812	2,745,491	(946,995)	946,794,939	1,253,131	948,048,070
Disposal of equity instruments measured to VR ORI	-	-	-	-	-	-	-	-	31,707	-	-	(31,707)	-	-	-
Consideration of results approved by the General Shareholders' Meeting held on April 22, 2025
Constitution of reserves	-	-	-	-	-	-	7,192,276	107,884,150	(115,076,426)	-	-	-	-	-	-
Distribution of dividends	-	-	-	-	-	-	-	-	(28,769,107)	-	-	-	(28,769,107)	-	(28,769,107)
Net income for the period	-	-	-	-	-	-	-	-	22,019,076	-	-	-	22,019,076	943,850	22,962,926
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	-	1,409,794	(8,541,804)	(7,132,010)	(8,622)	(7,140,632)
Balance on June 30, 2025	437,731	68,144,931	637,973,623	18,991	10,005,293	(24,363,067)	21,310,664	201,114,448	22,028,693	1,606,812	4,155,285	(9,520,506)	932,912,898	2,188,359	935,101,257

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

(1)	As of the date of publication of these financial statements, 472,987 shares had matured.
(2)	See Note 14 of these condensed interim consolidated financial statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six-month period ended on June 30, 2025 presented on comparative basis

(Expressed in thousands of pesos)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury shares	Inflation adjustment of treasury shares	Cost of of treasury shares	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
										Revaluation of PPE	Foreign currency translation differences	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2023	442,672	70,747,863	637,973,629	14,050	7,402,356	(12,949,061)	-	10,796,558	128,677,124	5,217,392	1,592,649	9,205,610	859,120,842	688,489	859,809,331
Other movements	-	-	-	-	-	-	-	-	(121,339)	-	-	121,339	-	-	-
Acquisition of own shares	(4,553)	(2,398,463)	-	4,553	2,398,463	(10,499,649)	-	-	-	-	-	-	(10,499,649)	-	(10,499,649)
Consideration of results approved by the General Shareholders' Meeting held on April 19, 2024
Constitution of reserves	-	-	-	-	-	-	14,118,388	82,433,753	(96,552,141)	-	-	-	-	-	-
Distribution of dividends	-	-	-	-	-	-	-	-	(32,184,048)	-	-	-	(32,184,048)	-	(32,184,048)
Net income for the period	-	-	-	-	-	-	-	-	100,620,857	-	-	-	100,620,857	93,987	100,714,844
Other comprehensive loss for the period	-	-	-	-	-	-	-	-		-	(180,682)	(12,512,837)	(12,693,519)	(14,901)	(12,708,420)
Balance on June 30, 2024	438,119	68,349,400	637,973,629	18,603	9,800,819	(23,448,710)	14,118,388	93,230,311	100,440,453	5,217,392	1,411,967	(3,185,888)	904,364,483	767,575	905,132,058

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the six-month period ended on June 30,2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2025	06/30/2024
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	24,498,945	162,745,330

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	30,789,533	29,602,274
Impairment losses on financial assets	78,202,209	29,469,962
Other adjustments
-Exchange rate difference on gold and foreign currency	6,587,455	(5,657,227)
- Interests from loans and other financing	(681,772,495)	(1,250,456,227)
- Interests from deposits and financing received	333,208,598	664,708,511
-Net income from financial instruments at fair value through profit or loss	(47,793,935)	(92,667,677)
-Result from derecognition of financial assets measured at amortized cost	(3,579,273)	(93,225,352)
-Result from exposure to changes in the purchasing power of the currency	73,815,401	257,245,279
-Interest on liabilities for financial leases	1,608,351	1,288,249
-Allowances reversed	(3,562,060)	(1,877,497)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	109,259,657	65,084,644
Derivatives	(1,876,199)	3,618,093
Repo transactions	-	1,592,063,052
Loans and other financing
To the non-financial public sector	(3,163,847)	808,271
To the other financial entities	(3,086,369)	(6,335,515)
To the non-financial sector and foreign residents (*)	229,696,988	731,885,380
Other debt securities	(203,681,685)	(715,144,796)
Financial assets pledged as collateral	4,163,470	22,853,905
Other assets (*)	23,932,481	16,022,011

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	(6,504,385)	(88,510,622)
Financial sector	70,001	(739,530)
Private non-financial sector and foreign residents	187,909,449	(1,534,891,847)
Liabilities at fair value through profit or loss	-	(1,202,299)
Derivatives	(1,995,835)	39,043
Repo Transactions	16,469,445	(2,356,842)
Other liabilities (*)	(27,912,609)	373,962,056
Income Tax paid	(16,815,520)	(8,947,888)

NET CASH (USED IN) / PROVIDED BY OPERATING ACTIVITIES (A)	118,467,771	149,382,741

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets, and other assets	(22,039,132)	(24,022,133)
Purchase of liability or equity instruments issued by other entities	(4,338,262)	(643,688)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the six-month period ended on June 30,2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2025	06/30/2024
CASH FLOW FROM INVESTING ACTIVITIES (Continuation)

Collections:
Disposals related to PPE, intangible assets, and other assets	8,098,176	5,710,875

NET CASH USED IN INVESTING ACTIVITIES (B)	(18,279,218)	(18,954,946)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(6,319,315)	(5,609,595)
Unsubordinated debt securities	(46,532,898)	-
Financing received from Argentine Financial Institutions	(1,007,319,079)	(26,462,724)
	(28,769,107)	(32,184,048)
Collections:	-	(10,499,649)
Unsubordinated debt securities	337,563,112	-
Financing received from Argentine Financial Institutions	1,047,823,299	37,939,182

NET CASH USED IN FINANCING ACTIVITIES (C)	296,446,012	(36,816,834)

EFFECTS OF EXCHANGE RATE CHANGES AND EXPOSURE TO CHANGES IN THE PURCHASING POWER OF MONEY ON CASH AND CASH EQUIVALENTS (D)	41,009,730	21,712,607

RESULT FROM EXPOSURE TO CHANGES IN THE PURCHASING POWER OF THE CURRENCY OF CASH AND EQUIVALENTS (E)	(143,899,656)	(273,300,659)
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D+E)	293,744,639	(157,977,091)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD (NOTE 5)	877,888,252	630,968,906
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (NOTE 5)	1,171,632,891	472,991,815

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

(*) In the items "Loans and other financing - Non-Financial Private Sector and Residents Abroad", "Other Assets" and "Other Liabilities" of June 30, 2025, 7,185,099 rights of use of leased properties were eliminated, corresponding to non-monetary transactions.

.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., Sofital S.A.U.F e I.,Supervielle Asset Management S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U., Supervielle Agente de Negociación S.A.U., Dólar IOL S.A.U. y IOL Holding S.A.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to B.C.R.A. regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These Consolidated Condensed Interim Financial Statements have been approved by the Board of Directors of the Company at its meeting held on August 13, 2025.

1.1.	Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with: (i) the provisions of International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34) and (ii) the accounting framework established by the Central Bank of Argentina (BCRA), which is based on IFRS Accounting Standards (IFRS) issued by the International Financial Reporting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), for the entities under its supervision, with the following exceptions:

●	temporary exception to the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on debt instruments of the Non-Financial Public Sector.

Had IFRS 9 been applied to the debt instruments of the Non-Financial Public Sector, a net reduction in income tax of 12,702 million and 7,749 million would have been recorded in the Group's equity as of June 30, 2025, and December 31, 2024, respectively.

●	exception to the provisions of Communication "A" 7014 dated May 14, 2020, where the B.C.R.A. established that Public Sector debt instruments that financial institutions received in exchange from others should be recognized initially at the book value as at the date of such exchange hold the instruments delivered, without analyzing whether or not the accounts established by IFRS 9 or eventually recognize the new instrument received to their market value as set out in that IFRS.

If IFRS 9 had been applied on the above issues, a net income tax reduction of 15,432 million and 20,905 million would have been recorded in the Group’s equity as of June 30, 2025 and December 31, 2024.

In accordance with IAS 34, interim financial information includes an explanation of the events and transactions, occurring since the end of the last annual reporting period, that are significant for understanding the changes in the Group's financial position, financial performance and cash flows, with the aim of updating the information corresponding to the latest financial statements for the annual period ended December 31, 2024 (hereinafter "annual financial statements"). For these reasons, these interim condensed consolidated financial statements do not include all the information that would be required by complete financial statements prepared in accordance with International Financial Reporting Standards, and therefore, for a proper understanding of the information included therein, they should be read in conjunction with the annual financial statements.

The Group's Management has concluded that these interim condensed financial statements fairly present the financial position, financial performance, and cash flows.

The preparation of condensed consolidated interim financial statements requires the Group to make estimates and evaluations that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the period. In this regard, estimates are made to calculate, for example, provisions for credit risk, the useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the tax charge on earnings and the fair value of certain financial instruments. The actual future results may differ

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

from the estimates and evaluations made at the date of preparation of these interim condensed consolidated financial statements.

The areas that involve a greater degree of judgment or complexity or areas in which the assumptions and estimates are significant to the consolidated financial statements are described in Note 2.

As of the date of issuance of these financial statements, they are pending transcription to the Inventory and Balance Sheet Book.

1.1.1	Going concern

As of the date of these consolidated condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2	Measuring unit

Figures included in these consolidated condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognize changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1st, 2002. Previous accounting measurements were expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law No. 27.468 (O.B. 04/12/2018) amended Article 10 of Law No. 23.928 and its amendments, by providing that the repeal of all laws or regulations establishing or authorize indexation by price, currency update, cost variation or any other form of refunding of debts, taxes, prices or tariffs for goods, works or services, does not include the financial statements, to which Article 62 shall continue to apply at the end of of the General Law on Companies No. 19.550 (T.O. 1984) and its amendments.

The aforementioned body of law also provided for the repeal of Decree No 1269/2002 of July 16, 2002, and its amendments and delegated to the National Executive Branch (PEN), through its date on which the provisions referred to above took effect in respect of the financial statements submitted to them. Therefore, the B.C.R.A., dated February 22, 2019, issued Communication "A" 6651 through which it provided that as of 1 January 2020, the financial statements are drawn up in constant currency. Therefore, the present consolidated financial as of June 30, 2025 have been restated.

1.1.3Comparative information

The balances for the period ended December 31, 2024, and the six months period ended June 30, 2024 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year/period. Certain amounts in these financial statements have been reclassified to present the information in accordance with the standards in effect as of June 30, 2025.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of June 30, 2024 and December 31, 2024 to record them in homogeneous currency.

1.1.4 Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The changes made during the period ended June 30, 2025, are listed below, which had no significant impact on the Group’s consolidated financial statements.

Changes during the period ended June 30, 2025:

(a)	Amendments to IAS 21 - Lack of Interchangeability: The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange rate to be used and the information to be disclosed. The changes will be effective for the periods starting from January 1st, 2025 and allows for early application. The impact of applying this standard is not material.

The changes that have not entered into force as of June 30, 2025, are set out below:

Rules and interpretations that have not entered into force as of June 30, 2025:

a)	Sale or contribution of assets between an investor and its associate or joint interest - amendments to IFRS 10 and IAS 28: The IASB made limited changes to IFRS 10 "Entities consolidated financial statements" and IAS 28 "Investments in associates and joint ventures". The amendments clarify the accounting of sales or contributions of assets between investor and their associates and joint ventures. This confirms that the accounting treatment depends on whether the non-monetary assets sold or contributed to the associate or joint venture constitute a "business" (as defined in IFRS 3). The IASB decided to postpone the date of application of these amendments until the completion of the research project on the equity method. The Group does not expect any impact from the implementation of this standard.

1.2.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions, and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced):

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the key judgments and assumptions adopted by the Group for measuring ECL, compared to those reported in the financial statements as of December 31, 2024.

1.2.1 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

Loan Type	June 30, 2025			Total
	ECL Staging
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Promissory notes	342,141,750	1,697,060	5,645,324	349,484,134
Unsecured corporate loans	400,081,323	6,865,786	7,272,703	414,219,812
Overdrafts	397,660,811	3,150,489	3,795,013	404,606,313
Mortgage loans	310,163,529	9,626,294	2,572,096	322,361,919
Automobile and other secured loans	227,996,318	20,129,788	20,105,440	268,231,546
Personal loans	392,499,433	41,339,132	18,916,096	452,754,661
Credit cards	1,018,455,013	36,177,305	11,650,414	1,066,282,732
Foreign Trade Loans	452,560,041	6,694,971	15,038,100,00	474,293,112
Other financing	254,108,775	559,455	1,304,946,00	255,973,176
Other receivables from financial transactions	6,282,035	118,486	8,498	6,409,019
Receivables from financial leases	85,647,000	804,262	644,867	87,096,129
Total	3,887,596,028	127,163,028	86,953,497	4,101,712,553

1.2.2 Credit risk provision

Allowances for loan losses recognized in the period/year is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the period/year, and the resulting “increase” between ECL at 12 months and Lifetime;
●	Additional assignments for new financial instruments recognized during the period/year, as well as write-offs for withdrawn financial instruments;
●	Impact on the calculation of ECL of changes in DP, EAD and LGD during the period/year, resulting from the regular updating of model inputs;
●	Impact on the measurement of ECL because of changes in models and assumptions;
●	Impact resulting from time elapsing because of the current value updating;
●	Conversion to local currency for foreign-currency-denominated assets and other movements; and
●	Financial assets withdrawn during the period/year and application of provisions related to assets withdrawn from the balance sheet during the period/year.

The following tables explain the changes in the credit risk provision corresponding to the Group between the beginning and the end of the period/year due to the factors indicated below as of June 30, 2025 and December 31, 2024:

	Allowance			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Allowances for loan losses as of 12/31/2024	25,309,551	15,443,928	20,707,752	61,461,231
Transfers:
From Stage 1 to Etapa 2	(1,008,911)	11,676,354	-	10,667,443
From Stage 1 to Etapa 3	(216,998)	-	7,462,699	7,245,701
From Stage 2 to Etapa 3	-	(500,093)	2,085,884	1,585,791
From Stage 2 to Etapa 1	982,397	(3,469,885)	-	(2,487,488)
From Stage 3 to Etapa 2	-	32,892	(312,346)	(279,454)
From Stage 3 to Etapa 1	7,863	-	(676,889)	(669,026)
Additions	12,217,174	-	-	12,217,174
Collections	(4,315,814)	(5,354,090)	(12,167,747)	(21,837,651)
Accruals	1,422,345	11,314,463	54,853,628	67,590,436
Withdrawn financial assets	(169,737)	(168,960)	(11,053,909)	(11,392,606)
Portfolio sale	-	-	(3,225,437)	(3,225,437)
Exchange Differences and Others	97,655	403,920	82,936	584,511
Result from exposure to changes in the purchasing power of money	(3,314,772)	(2,017,814)	(2,225,190)	(7,557,776)
Allowances for loan losses as of 06/30/2025	31,010,753	27,360,715	55,531,381	113,902,849

	Allowance			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Allowances for loan losses as of 12/31/2023	14,933,190	14,059,631	19,528,387	48,521,208
Transfers:
From Stage 1 to Etapa 2	(134,644)	1,186,547	-	1,051,903
From Stage 1 to Etapa 3	(29,227)	-	1,206,384	1,177,157
From Stage 2 to Etapa 3	-	(75,644)	431,851	356,207
From Stage 2 to Etapa 1	416,155	(1,286,616)	-	(870,461)
From Stage 3 to Etapa 2	-	2,818,086	(2,997,813)	(179,727)
From Stage 3 to Etapa 1	2,394	-	(77,801)	(75,407)
Additions	18,771,661	-	-	18,771,661
Collections	(2,069,428)	(3,094,318)	(3,518,566)	(8,682,312)
Interest accruals	1,565,514	9,455,032	28,902,012	39,922,558
Write Offs	(130,224)	(104,459)	(13,953,505)	(14,188,188)
Portfolio sale	-	-	(1,155,507)	(1,155,507)
Exchange Differences and Others	43,603	76,309	752,068	871,980
Result from exposure to changes in the purchasing power of money	(8,059,443)	(7,590,640)	(8,409,758)	(24,059,841)
Allowances for loan losses as of 12/31/2024	25,309,551	15,443,928	20,707,752	61,461,231

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2024	2,740,900,934	88,811,354	33,367,149	2,863,079,437
Transfers:
From Stage 1 to Etapa 2	(34,449,761)	34,449,761	-	-
From Stage 1 to Etapa 3	(9,087,060)	-	9,087,060	-
From Stage 2 to Etapa 3	-	(2,876,839)	2,876,839	-
From Stage 2 to Etapa 1	20,149,448	(20,149,448)	-	-
From Stage 3 to Etapa 2	-	357,685	(357,685)	-
From Stage 3 to Etapa 1	938,703	-	(938,703)	-
Additions	1,490,147,809	-	-	1,490,147,809
Collections	(958,525,272)	(22,188,479)	(20,327,837)	(1,001,041,588)
Interest accruals	42,036,873	46,088,446	80,691,762	168,817,081
Portfolio sale	(169,737)	(168,960)	(11,053,909)	(11,392,606)
Withdrawn financial assets	-	-	(3,225,437)	(3,225,437)
Exchange Differences and Others	60,008,727	1,612,056	719,952	62,340,735

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	Assets Before Allowances			Total
	Result from exposure to changes in the purchasing power of money	(360,196,806)	(11,641,213)		(3,885,694)	(375,723,713)
Assets Before Allowances as of 06/30/2025	2,991,753,858	114,294,363	86,953,497	3,193,001,718

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2023	1,458,057,793	86,266,157	30,906,708	1,575,230,658
Transfers:				-
From Stage 1 to Etapa 2	(2,479,934)	2,479,934	-	-
From Stage 1 to Etapa 3	(1,248,764)	-	1,248,764	-
From Stage 2 to Etapa 3	-	(497,561)	497,561	-
From Stage 2 to Etapa 1	2,657,335	(2,657,335)	-	-
From Stage 3 to Etapa 2	-	1,027,561	(1,027,561)	-
From Stage 3 to Etapa 1	38,964	-	(38,964)	-
Additions	1,399,431,000	-	-	1,399,431,000
Collections	(345,185,676)	(15,032,540)	(4,785,381)	(365,003,597)
Interest accruals	228,112,902	47,955,138	19,978,440	296,046,480
Withdrawn financial assets	(130,224)	(104,459)	(13,953,505)	(14,188,188)
Portfolio sale	-	-	(1,252,918)	(1,252,918)
Exchange Differences and Others	32,895,175	2,673,924	1,212	35,570,311
Result from exposure to changes in the purchasing power of money	(31,247,637)	(33,299,465)	1,792,793	(62,754,309)
Assets Before Allowances as of 12/31/2024	2,740,900,934	88,811,354	33,367,149	2,863,079,437

The following tables explain the classification of loans and other financing by stage corresponding to the Group as of June 30, 2025, and December 31, 2024:

	As of June 30, 2025			Total
	Stage 1	Stage 2	Stage 3
Promissory notes	342,141,750	1,697,060	5,645,324	349,484,134
Unsecured corporate loans	400,081,323	6,865,786	7,272,703	414,219,812
Overdrafts	206,522,436	2,784,458	3,795,013	213,101,907
Mortgage loans	310,163,529	9,626,294	2,572,096	322,361,919
Automobile and other secured loans	227,996,318	20,129,788	20,105,440	268,231,546
Personal loans	392,499,433	41,339,132	18,916,096	452,754,661
Credit card loans	313,751,216	23,674,671	11,650,414	349,076,301
Foreign Trade Loans	452,560,041	6,694,971	15,038,100,00	474,293,112
Other financings	254,108,775	559,455	1,304,946,00	255,973,176
Other receivables from financial transactions	6,282,035	118,486	8,498	6,409,019
Receivables from financial leases	85,647,000	804,262	644,867	87,096,129
Subtotal	2,991,753,856	114,294,363	86,953,497	3,193,001,716
Allowances for loan losses	(31,010,753)	(27,360,715)	(55,531,381)	(113,902,849)
Total	2,960,743,103	86,933,648	31,422,116	3,079,098,867

	As of December 31, 2024			Total
	Stage 1	Stage 2	Stage 3
Promissory notes	350,787,021	2,608,201	1,175,105	354,570,327
Unsecured corporate loans	347,129,278	5,859,707	5,427,124	358,416,109
Overdrafts	92,090,577	2,525,263	1,422,178	96,038,018
Mortgage loans	295,854,750	9,698,673	1,440,664	306,994,087
Automobile and other secured loans	207,669,266	13,612,857	5,880,799	227,162,922
Personal loans	312,572,494	23,346,480	7,543,040	343,462,014
Credit card loans	302,414,746	13,512,038	4,500,310	320,427,094
Foreign Trade Loans	400,867,043	11,928,024	5,553,557	418,348,624
Other financings	358,254,538	1,266,566	30	359,521,134
Other receivables from financial transactions	5,156,652	148,780	13,174	5,318,606
Receivables from financial leases	68,104,569	4,304,765	411,168	72,820,502
Subtotal	2,740,900,934	88,811,354	33,367,149	2,863,079,437
Allowances for loan losses	(25,309,551)	(15,443,928)	(20,707,752)	(61,461,231)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

As of December 31, 2024			Total
Total	2,715,591,383	73,367,426		12,659,397	2,801,618,206

1.3.	Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure. or rights. to variable returns from its involvement with the subsidiary. and (iii) can use its power over the subsidiary to affect the amount of the investor´s returns. The existence and the effect of the substantive rights. including substantive rights of potential vote. are considered when evaluating whether the Group has power over the other entity. For a right to be substantive. the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity. even when it has fewer voting powers than those required for the majority.

Accordingly. the protecting rights of other investors. as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				06/30/2025		12/31/2024
				Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Reconquista 330, C.A.BA., Argentina	Commercial Bank	97.12%	99.90% (1)	97.12%	99.90% (1)
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.AB.A., Argentina	Asset Management and Other Services	95.00%	100.00%	95.00%	100.00%
Sofital S.A.U.F e I.	Controlled	Bartolomé Mitre 434, C.AB.A., Argentina	Financial operations and administration of marketable securities	100.00%	100.00%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina(2)	Trading of products and services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	San Martin 344, C.AB.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.AB.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	Humboldt 1550, 2nd floor, department 201, C.AB.A., Argentina	Financial Broker	-	100.00%	-	100.00%
Portal Integral de Inversiones S.A.U	Controlled	San Martín 344, 15th floor, C.AB.A., Argentina	Representations	-	100.00%	-	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00%
Supervielle Productores Asesores de Seguros S.A	Controlled	Reconquista 320, 1st floor, C.AB.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor, C.AB.A., Argentina (3)	Computer Services	-	100.00%	-	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor, C.AB.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

(1)  Grupo Supervielle S.A. direct and indirect participation in the votes in Banco Supervielle S.A. amounts to 99.87% at 06/30/25 and 12/31/24.

(2)  On October 21, 2021, by means of the Board of Directors' Act, the change of address of the registered office of the Company was resolved by setting it at Avda. Gral. San Martín 731, 1st floor, of the City of Mendoza. The same is pending registration in the Legal Persons and Public Registry of the Province of Mendoza.

(3)  On 31 May 2023, the Board of Directors resolved the change of address for the Society’s registered office at San Martin 344, 16th floor in the Autonomous City of Buenos Aires. It is pending registration with IGJ.

2.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

(a)	Fair value of derivatives and other financial instruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regularly validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors, such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions, and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2 provides more detail of how the expected credit loss allowance is measured.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitors the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied judgment in identifying indicators of impairment of property, plant and equipment and intangible assets that are amortized. The Group has requested appraisals for its properties as of December 31, 2024, recording devaluation in some of them, while for the rest of the categories of fixed assets and intangibles and goodwill, they have not been identified, indications of impairment for any of the periods/years presented in the consolidated financial statements.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes. The current tax is provisioned in accordance with the amounts expected to be paid and the deferred tax is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings. Actual results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium-term business plan prepared by the administration. Such plan is based on reasonable expectations.

3.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Grupo Superville’s clients receive the following services:

●	Personal and Business Banking Segment:
-	Small companies, individuals and companies that record annual sales of up to 1,500,000
-	Small and Medium Size Companies", companies that record annual sales of over 1,500,000 up to 10,000,000
●	Corporate Baking Segment:
-	Medium and Big Companies that record annual sales over 10,000,000 up to 14,000,000
-	Big Companies that record annual sales of over 14,000,000

Grupo Supervielle considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking: Through this segment, Supervielle offers a wide range of financial products and services designed to meet the needs of individuals, entrepreneurs, and small businesses and SMEs.
b-	Corporate Banking: Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.
c-	Bank Treasury: This segment oversees the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs. Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and wholesale non-financial sector clients.
d-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.
e-	Asset Management and Other Services: Supervielle offers a variety of other services to its clients, including mutual fund products through Supervielle Asset Management S.A., retail brokerage services through InvertirOnline S.A.U. and non-financial products through Espacio Cordial Servicios S.A.

Operating results of the different operating segments of Grupo Supervielle are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance analysis of each segment. The performance of such segments will be evaluated based on operating income and is measured consistently with operating income/(expenses) of the consolidated income statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitable manner, as in cases of transactions with third parties. Later, income, expenses, and results from transfers between operating segments are removed from the consolidation.

Grupo Supervielle does not present information by geographical segments because there are no operating segments in economic environments with risks and rewards that are significantly different.

During the current period, changes have been made to the basis for allocating the cost of capital to the Bank's various segments. The comparative information presented in this note has been adjusted for comparability purposes.

The following chart includes information by segment as of June 30, 2025, June 30, 2024 and December 31, 2024, respectively:

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2025
Interest income	371,791,769	113,851,230	190,999,159	142,609	3,862,512	1,125,216	681,772,495
Interest expenses	(60,338,106)	(51,886,579)	(210,563,271)	(254,215)	(10,290,429)	124,002	(333,208,598)
Distribution of results by Treasury	(148,437,544)	(28,927,412)	177,364,956	-	-	-	-
Net interest income	163,016,119	33,037,239	157,800,844	(111,606)	(6,427,917)	1,249,218	348,563,897
Services Fee Income	70,351,827	7,831,988	866,624	-	39,667,955	(2,720,979)	115,997,415
Services Fee Expenses	(22,142,297)	(1,185,957)	(764,095)	-	(1,691,869)	126,743	(25,657,475)
Income from insurance activities	-	-	-	14,204,405	-	2,489,354	16,693,759
Net Service Fee Income	48,209,530	6,646,031	102,529	14,204,405	37,976,086	(104,882)	107,033,699
Subtotal	211,225,649	39,683,270	157,903,373	14,092,799	31,548,169	1,144,336	455,597,596
Net income from financial instruments at fair value through profit or loss	131,960	1,579,296	26,028,918	2,854,704	16,889,968	309,089	47,793,935
Income from withdrawal of assets rated at amortized cost	-	-	3,588,914	-	-	(9,641)	3,579,273
Exchange rate difference on gold and foreign currency	1,762,072	(727)	(8,391,270)	11,676	(2,035)	32,829	(6,587,455)
NIFFI And Exchange Rate Differences	1,894,032	1,578,569	21,226,562	2,866,380	16,887,933	332,277	44,785,753

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2025
Result from exposure to changes in the purchasing power of the currency	(357,404)	-	(60,397,230)	(4,037,894)	(8,168,687)	(854,186)	(73,815,401)
Other operating income	14,630,645	4,563,369	2,135,981	79,358	6,118,695	(2,402,928)	25,125,120
Loan loss provisions	(77,667,528)	(129,029)	(407,244)	-	-	1,592	(78,202,209)
Net operating income	149,725,394	45,696,179	120,461,442	13,000,643	46,386,110	(1,778,909)	373,490,859
Personnel expenses	(110,182,506)	(18,987,603)	(8,852,262)	(1,342,193)	(8,706,833)	273,104	(147,798,293)
Administration expenses	(69,403,502)	(6,989,732)	(4,932,507)	(396,822)	(8,595,260)	1,316,652	(89,001,171)
Depreciations and impairment of non-financial assets	-	-	(29,765,033)	(331,965)	(186,733)	(505,802)	(30,789,533)
Other operating expenses	(58,316,969)	(13,291,622)	(10,171,841)	(58,432)	(2,823,976)	3,259,923	(81,402,917)
Operating income	(88,177,583)	6,427,222	66,739,799	10,871,231	26,073,308	2,564,968	24,498,945
Result from associates and joint ventures	-	-	-	-	9,317,815	(9,317,815)	-
Result before taxes	(88,177,583)	6,427,222	66,739,799	10,871,231	35,391,123	(6,752,847)	24,498,945
Income tax	32,026,662	(1,966,332)	(18,917,553)	(3,362,722)	(8,511,736)	(804,338)	(1,536,019)
Net (loss) / income	(56,150,921)	4,460,890	47,822,246	7,508,509	26,879,387	(7,557,185)	22,962,926
Net (loss) / income for the period attributable to owners of the parent company	(56,150,921)	4,460,890	47,822,246	7,508,509	26,879,387	(8,501,035)	22,019,076
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	943,850	943,850
Other comprehensive (loss) / income	-	-	(8,466,920)	-	1,409,794	(83,506)	(7,140,632)
Other comprehensive (loss) / income attributable to owners of the parent company	-	-	(8,466,920)	-	1,409,794	(74,884)	(7,132,010)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	(8,622)	(8,622)
Comprehensive (loss) / income for the period	(56,150,921)	4,460,890	39,355,326	7,508,509	28,289,181	(7,640,691)	15,822,294
Comprehensive (loss) / income attributable to owners of the parent company	(56,150,921)	4,460,890	39,355,326	7,508,509	28,289,181	(8,575,919)	14,887,066
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	935,228	935,228

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2025
Cash and due from banks	108,644,657	3,686,302	971,810,398	25,997	11,443,293	(1,477,514)	1,094,133,133
Debt securities at fair value through profit or loss	8,853,814	-	95,764,936	18,377,957	57,745,302	-	180,742,009
Loans and other financing	1,728,235,088	1,023,360,677	128,167,618	72,636	2,593,730	(952,041)	2,881,477,708
Other debt securities	259,990	-	1,094,991,046	1,553,497	73,664,248	4,397,499	1,174,866,280
Other Assets	49,138,442	591,954	576,677,257	12,190,217	112,254,017	(47,790,864)	703,061,023
Total Assets	1,895,131,991	1,027,638,933	2,867,411,255	32,220,304	257,700,590	(45,822,920)	6,034,280,153

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2025
Deposits	1,669,291,148	809,108,546	1,679,571,924	-	-	(609,174)	4,157,362,444
Financing received from the Argentine Central Bank and others financial institutions	176,387	4,776,333	80,783,029	-	-	(881)	85,734,868
Other debt securities	-	-	359,789,733	-	-	-	359,789,733
Other liabilities	169,770,464	22,921,268	129,185,293	10,779,694	101,847,966	61,787,166	496,291,851
Total Liabilities	1,839,237,999	836,806,147	2,249,329,979	10,779,694	101,847,966	61,177,111	5,099,178,896

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2024
Interest income	278,152,339	164,619,353	799,113,492	376,084	3,570,968	4,623,991	1,250,456,227
Interest expenses	(155,419,383)	(31,910,150)	(476,870,731)	(529,626)	(89,148)	110,527	(664,708,511)
Distribution of results by Treasury	6,637,846	(80,015,402)	73,377,556	-	-	-	-
Net interest income	129,370,802	52,693,801	395,620,317	(153,542)	3,481,820	4,734,518	585,747,716
Services Fee Income	59,554,390	8,375,855	393,654	-	33,989,579	(1,584,088)	100,729,390
Services Fee Expenses	(20,581,346)	(1,277,859)	(372,627)	-	(1,412,326)	-	(23,644,158)
Income from insurance activities	-	-	-	10,797,362	-	1,728,787	12,526,149
Net Service Fee Income	38,973,044	7,097,996	21,027	10,797,362	32,577,253	144,699	89,611,381
Subtotal	168,343,846	59,791,797	395,641,344	10,643,820	36,059,073	4,879,217	675,359,097

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2024
Net income from financial instruments at fair value through profit or loss	399,457	1,395,676	71,116,248	10,873,094	8,031,680	851,522	92,667,677
Income from withdrawal of assets rated at amortized cost	41,111	-	90,982,216	-	-	2,202,025	93,225,352
Exchange rate difference on gold and foreign currency	1,527,564	278,497	2,410,635	(8,040)	1,089,400	359,171	5,657,227
NIFFI And Exchange Rate Differences	1,968,132	1,674,173	164,509,099	10,865,054	9,121,080	3,412,718	191,550,256
Result from exposure to changes in the purchasing power of the currency	(1,624,985)	-	(208,406,071)	(15,523,750)	(15,740,826)	(15,949,647)	(257,245,279)
Other operating income	8,726,623	5,454,464	3,084,390	45,661	4,360,873	(538,797)	21,133,214
Loan loss provisions	(28,117,510)	(1,240,393)	(120,297)	-	-	8,238	(29,469,962)
Net operating income	149,296,106	65,680,041	354,708,465	6,030,785	33,800,200	(8,188,271)	601,327,326
Personnel expenses	(130,379,650)	(25,044,887)	(11,807,288)	(2,133,945)	(7,713,877)	(270,239)	(177,349,886)
Administration expenses	(76,099,731)	(7,301,198)	(4,368,133)	(234,071)	(6,431,955)	(485,849)	(94,920,937)
Depreciations and impairment of non-financial assets	-	-	(28,545,230)	(315,296)	(207,811)	(533,937)	(29,602,274)
Other operating expenses	(46,453,622)	(15,956,303)	(71,514,005)	(143,111)	(2,482,117)	(159,741)	(136,708,899)
Operating income	(103,636,897)	17,377,653	238,473,809	3,204,362	16,964,440	(9,638,037)	162,745,330
Result from associates and joint ventures	-	-	-	-	4,975,447	(4,975,447)	-
Result before taxes	(103,636,897)	17,377,653	238,473,809	3,204,362	21,939,887	(14,613,484)	162,745,330
Income tax	36,439,200	(6,082,178)	(87,095,689)	(1,132,959)	(3,782,211)	(376,649)	(62,030,486)
Net (loss) / income	(67,197,697)	11,295,475	151,378,120	2,071,403	18,157,676	(14,990,133)	100,714,844
Net (loss) / income for the period attributable to owners of the parent company	(67,197,697)	11,295,475	151,378,120	2,071,403	18,157,676	(15,084,120)	100,620,857
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	93,987	93,987
Other comprehensive (loss) / income	111,341	-	(14,632,878)	-	(180,682)	1,993,799	(12,708,420)
Other comprehensive (loss) / income attributable to owners of the parent company	111,341	-	(14,632,878)	-	(180,682)	2,008,700	(12,693,519)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	(14,901)	(14,901)
Comprehensive (loss) / income for the period	(67,086,356)	11,295,475	136,745,242	2,071,403	17,976,994	(12,996,334)	88,006,424
Comprehensive (loss) / income attributable to owners of the parent company	(67,086,356)	11,295,475	136,745,242	2,071,403	17,976,994	(13,075,420)	87,927,338
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	79,086	79,086

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of Total as of 12.31.2024
Cash and due from banks	171,801,496	5,283,142	562,710,125	8,189	12,592,135	(839,767)	751,555,320
Debt securities at fair value through profit or loss	-	10,308,010	174,157,604	11,227,446	107,394,277	-	303,087,337
Loans and other financing	1,471,681,045	920,894,380	102,454,752	97,141	2,849,088	(184,272)	2,497,792,134
Other debt securities	4,544,359	-	938,072,544	9,055,586	13,044,668	6,467,438	971,184,595
Other Assets	117,272,995	18,711,535	484,342,170	12,976,789	100,341,965	(42,522,276)	691,123,178
Total Assets	1,765,299,895	955,197,067	2,261,737,195	33,365,151	236,222,133	(37,078,877)	5,214,742,564

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2024
Deposits	1,615,554,585	804,756,036	1,232,556,227	-	-	(309,692)	3,652,557,156
Financing received from the Argentine Central Bank and others financial institutions	109,070	1,601	44,548,250	-	-	571,727	45,230,648
Unsubordinated debt securities	312,448	78,295	58,490,401	-	-	-	58,881,144
Other liabilities	180,818,156	40,143,783	103,440,473	10,195,821	92,185,782	83,241,531	510,025,546
Total Liabilities	1,796,794,259	844,979,715	1,439,035,351	10,195,821	92,185,782	83,503,566	4,266,694,494

4.	FAIR VALUES

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period/year. If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, if all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

Grupo Superville’s financial instruments measured at fair value as of June 30, 2025, and December 31, 2024, are detailed below:

Instrument portfolio as of 06/30/2025	FV level 1	FV level 2	FV level 3	TOTAL

Assets
- Debt securities at fair value through profit or loss	175,116,851	5,625,158	-	180,742,009
- Derivatives	-	7,202,667	-	7,202,667
- Other financial assets	18,915,436	-	-	18,915,436
- Other debt securities	78,218,946	110,525,861	-	188,744,807
- Financial assets pledged as collateral	204,532,795	-	-	204,532,795
- Investments in Equity Instruments	4,517,827	-	638,464	5,156,291
Total Assets	481,301,855	123,353,686	638,464	605,294,005
Liabilities
- Other financial liabilities	162,388,183	-	-	162,388,183
Total Liabilities	162,388,183	-	-	162,388,183

Instrument portfolio as of 12/31/2024	FV level 1	FV level 2	FV level 3	TOTAL
Assets
- Debt securities at fair value through profit or loss	295,051,076	8,036,261	-	303,087,337
- Derivatives	-	5,326,469	-	5,326,469
- Other financial assets	19,750,380	-	-	19,750,380
- Other debt securities	127,369,338	112,204,114	-	239,573,452
- Financial assets pledged as collateral	208,695,984	-	-	208,695,984
- Investments in Equity Instruments	60,264	-	757,765	818,029
Total Assets	650,927,042	125,566,844	757,765	777,251,651
Liabilities
- Derivatives	-	1,995,835	-	1,995,835
- Other financial liabilities	182,703,133	-	-	182,703,133
Total Liabilities	182,703,133	1,995,835	-	184,698,968

Below is shown the reconciliation of the financial instruments classified as Fair Value Level 3:

FV level 3	12/31/2024	Transfers	Additions	Disposals	P/L	06/30/2025
Assets
- Debt securities at fair value through profit or loss	757,765	-	-	(14,032)	(105,269)	638,464

The Group's policy is to recognize transfers between levels of fair values only at period-end dates.

Valuation Techniques

Valuation techniques to determine fair values include the following:

-	Market or quoted prices for similar instruments.
-	The estimated present value of instruments.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

All fair value estimates, except for equity instruments at level 3, are included in level 2. To do so, the Group uses valuation techniques through spot rate curves that estimate yield curves based on market prices, market. They are detailed below:

-	Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in the active markets (MAE, Bolsar or secondary) through the linear interpolation of them. The Entity has used this technique to determine the fair value of the instruments issued by the B.C.R.A. and Treasury Bills without quotation at the end of this period.

-	Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate.

The main data and aspects considered by the Group to determine fair values under the linear interpolation model have been:

- Prices of instruments quoted between the date on which the curve is estimated and the settlement date of the last available settlement.

- Recommended rates in the last available tender.

- Only instruments that have traded with 24-hour settlement are considered.

- If the same stock has been listed on the MAE and Bolsar, the market listing that has traded a higher volume is considered.

- The yield curve is standardized based on a set of nodes, each of which has an associated maturity date.

- Instruments denominated in dollars are converted at the exchange rate on the date the species is traded.

Likewise, for the determination of fair values under the Nelson Siegel model, the main data and aspects considered by the Entity were:

- The Spot rate curves in pesos + BADLAR and the Spot rate curve in dollars are established from bonds predefined by the Financial Risk Management.

- The main source of prices for Bonds is MAE, without considering those corresponding to operations for its own portfolio.

The eligible bonus sets are not static, expanding with each new issue.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price. If the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument, unless it is a Level 1 instrument. Otherwise, the difference will be recognized in profit or loss from the inception date.

Fair Value of Other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their value in these financial statements:

- Assets whose fair value is like book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is like fair value.

- Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each period, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows using market interest rates for deposits with maturities like those of the Group's portfolio.

For listed assets and the quoted debt, fair value was determined based on market prices.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

- Other financial instruments: In the case of financial assets and liabilities that are liquid or have a short term to maturity, it is estimated that their fair value is like their book value. This assumption also applies to savings deposits, current accounts, and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of June 30,2025 and December 31,2024:

Other Financial Instruments as of 06/30/2025	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	1,094,133,133	1,094,133,133	1,094,133,133	-	-
-Other financial assets	20,348,766	20,348,766	20,348,766	-	-
-Loans and other financing	2,881,477,708	3,107,704,284	-	-	3,107,704,284
-Other Debt Securities	986,121,473	915,747,485	888,412,146	27,335,339	-
-Financial assets in as guarantee	1,860	1,860	1,860	-	-
	4,982,082,940	5,137,935,528	2,002,895,905	27,335,339	3,107,704,284
Financial Liabilities
-Deposits	4,157,362,444	4,169,832,502	-	-	4,169,832,502
- Other financial liabilities	15,919,489	15,919,489	15,919,489	-	-
- Reverse Repo transactions	55,559,353	55,559,353	55,559,353	-	-
-Financing received from the B.C.R.A. and other financial institutions	85,734,868	81,375,488	-	-	81,375,488
- Unsubordinated debt securities	359,789,733	379,209,113	379,209,113	-	-
	4,674,365,887	4,701,895,945	450,687,955	-	4,251,207,990

Other Financial Instruments as of 12/31/2024	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	751,555,320	751,555,321	751,555,321	-	-
-Other financial assets	14,741,731	14,741,731	14,741,731	-	-
-Loans and other financing	2,497,792,134	2,740,954,340	-	-	2,740,954,340
-Other Debt Securities	731,611,143	695,123,826	695,123,826	-	-
-Financial assets pledged as collateral	2,141	2,141	2,141	-	-
	3,995,702,469	4,202,377,359	1,461,423,019	-	2,740,954,340
Financial Liabilities
-Deposits	3,652,557,156	3,680,017,253	-	-	3,680,017,253
-Other financial liabilities	8,570,916	8,570,915	8,570,915	-	-
- Reverse Repo transactions	39,089,908	39,089,908	39,089,908	-	-
-Financing received from the B.C.R.A. and other financial institutions	45,230,648	45,145,302	45,145,302	-	-
- Unsubordinated debt securities	58,881,144	58,881,144	58,881,144	-	-
	3,804,329,772	3,831,704,522	151,687,269	-	3,680,017,253

5.	CASH AND DUE FROM BANKS

The composition of cash on June 30, 2025 and December 31, 2024 is as follows:

Items	06/30/2025	12/31/2024	06/30/2024	12/31/2023
Cash and due from banks	1,094,133,133	751,555,320	346,508,473	574,210,299
Debt securities at fair value through profit or loss	73,142,537	125,874,369	119,900,697	45,190,689
Money Market Funds	4,357,221	458,563	6,582,645	11,567,918
Cash and cash equivalents	1,171,632,891	877,888,252	472,991,815	630,968,906

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	06/30/2025	12/31/2024	06/30/2024	12/31/2023
Cash and due from Banks
As per Statement of Financial Position	1,094,133,133	751,555,320	346,508,473	574,210,299
As per the Statement of Cash Flows	1,094,133,133	751,555,320	346,508,473	574,210,299
Debt securities at fair value through profit or loss
As per Statement of Financial Position	180,742,009	303,087,337	259,691,326	84,045,532

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Items	06/30/2025	12/31/2024	06/30/2024	12/31/2023
Securities not considered as cash equivalents	(107,599,472)	(177,212,968)	139,790,629	(38,854,843)
As per the Statement of Cash Flows	73,142,537	125,874,369	119,900,697	45,190,689
Money Market Funds
As per Statement of Financial Position – Other financial assets	39,264,202	34,492,111	94,559,655	116,776,859
Other financial assets not considered as cash	(34,906,981)	(34,033,548)	(87,977,010)	(105,208,941)
As per the Statement of Cash Flow	4,357,221	458,563	6,582,645	11,567,918

The reconciliation of funding activities as of June 30, 2025, and December 31,2024 is presented below:

Items	Balances at 12/31/2024	Cash Flows		Other non-cash movements	Balances at 06/30/2025
		Collections	Payments
Unsubordinated debt securities	58,881,144	337,563,112	(46,532,898)	9,878,375	359,789,733
Financing received from the Argentine Central Bank and other financial institutions	45,230,648	1,047,823,299	(1,007,319,079)	-	85,734,868
Lease Liabilities	7,059,238	-	(6,319,315)	8,511,042	9,250,965
Total	111,171,030	1,385,386,411	(1,060,171,292)	18,389,417	454,775,566

6.	RELATED PARTY TRANSACTIONS

Related parties are all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise considerable influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it. On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has considerable influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them. For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise considerable influence or control.

Controlling Entity

The majority shareholder of the Group is Julio Patricio Supervielle, who has established his domicile at 330 Reconquista Street in the Autonomous City of Buenos Aires. The shareholding of Julio Patricio Supervielle in the Group is 24.60% as of June 30, 2025, and December 2024, respectively. While the share of Julio Patricio Supervielle in the votes of the Group is 51.06% on June 30, 2025, and December 31, 2024.

Transactions with related parties

The financings, including those that were restructured, were granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to non-related parties. Likewise, they did not imply a risk of bad debts greater than normal, nor did they present any other type of unfavorable conditions.

The following table shows the total credit assistance granted by the Group to key personnel, main shareholder trustees, their relatives up to the second degree of consanguinity or first degree of affinity (according to the definition of a related natural person of the Central Bank,) and any company linked to any of the above whose consolidation is not required:

	06/30/2025	12/31/2024(*)
Aggregate total financial exposure	3,929,653	5,161,033
Number of beneficiary related parties	81	79
(a) individuals	65	67
(b) companies	16	12
Average total financial exposure	48,514	65,330
Higher individual exposure	1,110,834	2,238,987

                     (*) Historical values as of December 31, 2024, without adjustment for inflation

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The financing, including those that were restructured, was granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time for granting credit to unrelated parties. Likewise, they did not imply a risk of bad debts greater than normal, nor did they present other types of unfavorable conditions.

7.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

	06/30/2025	12/31/2024
7.1 Debt securities at fair value through profit or loss
Government securities	158,746,877	279,465,112
Corporate securities	18,412,592	22,489,588
Securities issued by the Argentine Central Bank	3,582,540	1,132,637
	180,742,009	303,087,337
7.2 Derivatives
Debtor balances related to forward operations in foreign currency to be settled in pesos	7,100,812	5,174,963
Debtor balances related to forward operations in foreign currency	101,855	151,506
	7,202,667	5,326,469
7.3 Other financial assets
Participation Certificates in Financial Trusts	1,305,436	1,388,678
Investments in Asset Management and Other Services	6,924,179	4,409,174
Other investments	3,469,158	2,966,773
Receivable from spot sales pending settlement	4,990,640	10,466,196
Several debtors	22,020,714	14,410,549
Miscellaneous debtors for credit card operations	1,089,360	1,494,832
Allowances for loan losses	(535,285)	(644,091)
	39,264,202	34,492,111
7.4 Loans and other financing
Non-financial public sector	6,883,589	3,719,742
Overdrafts	6,286,954	1,164,201
Promissory notes	213,725	265,943
Credit card loans	48,764	30,078
Other	334,146	2,259,520
Other financial entities	26,532,626	23,446,257
Overdrafts	86	-
Credit card loans	22,653	18,166
Other	26,553,942	23,469,253
Less: allowances (Schedule R)	(44,055)	(41,162)
Non-financial private sector and foreign residents	2,848,061,493	2,470,626,135
Loans	2,865,031,928	2,450,783,091
Overdrafts	206,814,867	94,873,819
Promissory notes	349,484,134	354,570,327
Unsecured corporate loans	414,006,087	358,150,166
Mortgage loans	322,361,919	306,994,087
Automobile and other secured loans	268,231,546	227,162,922
Personal loans	452,754,661	343,462,014
Credit card loans	349,004,884	320,378,850
Foreign trade loans	474,293,112	418,348,624
Other	27,072,388	25,206,959
IFRS adjustments	1,008,330	1,635,323
Receivables from financial leases	85,187,699	71,211,815
Receivables from financial leases	87,096,129	72,820,502
IFRS adjustments	(1,908,430)	(1,608,687)
Other loans through financial intermediation	6,409,019	5,318,607
Less: allowances (Schedule R)	(108,567,153)	(56,687,378)
	2,881,477,708	2,497,792,134

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

As of June 30, 2025 and December 31, 2024, the Group also retains the following potential liabilities:

	06/30/2025	12/31/2024
Other guarantees given	112,949,677	127,019,545
Responsibilities for foreign trade operations	9,976,610	33,282,238
Promissory notes	9,879,572	18,163,801
Overdrafts	2,003,896	23,890,121
Total Eventual Responsibilities	134,809,755	202,355,705

On the other hand, the Group has the following collateral on the loans and other financing granted on the dates indicated:

	06/30/2025	12/31/2024
Guarantees received	1,101,011,979	965,546,125

The classification of loans and other financing, by situation and guarantees received, is detailed in Schedule B.

The concentration of loans and other financing is detailed in Schedule C.

The opening by term of loans and other financing is detailed in Schedule D.

The movements in the provision for bad debts of loans and other financing are detailed in Schedule R.

	06/30/2025	12/31/2024
7.5 Other debt securities
Negotiable obligations	45,054,162	87,093,092
Debt securities from financial trusts	22,747,904	20,359,300
Government securities	995,042,710	755,932,204
Securities issued by Argentine Central Bank	24,388,590	-
Liquidity tax letters	76,320,907	103,804,057
Others	11,725,371	4,408,253
Allowances for loan losses (Schedule R)	(413,364)	(412,311)
	1,174,866,280	971,184,595
7.6 Financial assets pledged as collateral
Government in guarantee for repo operations	21,059,388	9,773,088
Special guarantees accounts in the Argentine Central Bank	65,344,502	62,468,776
Deposits in guarantee	118,130,765	136,456,261
	204,534,655	208,698,125
7.7 Other non-financial assets
Other miscellaneous assets	16,402,687	19,659,122
Loans to employees	1,444,933	4,062,386
Payments in advance	14,569,417	11,078,162
Works of art and collector´s pieces	631,195	631,852
Retirement plan	114,985	885,263
Other non-financial assets	3,253,272	926,237
Insurance contract asset (Note 9)	2,923,524	3,664,982
	39,340,013	40,908,004

7.8 Deposits
Non-financial sector	160,047,618	166,552,003
Financial sector	283,249	213,248
Current accounts	362,886,685	444,342,037
Special checking accounts	1,835,543,223	1,123,022,823
Savings accounts	817,760,924	819,298,568
Time deposits and investments accounts	836,439,775	839,277,892
Investment accounts	84,294,141	194,763,206
Others	43,759,601	40,127,492
Interest and adjustments	16,347,228	24,959,887
	4,157,362,444	3,652,557,156

7.9 Other financial liabilities
Amounts payable for spot transactions pending settlement	7,030,891	7,373,567
Collections and other operations on behalf of third parties	146,321,629	168,921,986
Unpaid fees	75	175
Financial guarantee contracts	121,034	169,189
Lease liability	9,250,965	7,059,238
Others	15,583,078	7,749,894
	178,307,672	191,274,049

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2025	12/31/2024

7.10 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial institutions	55,190,984	17,972,063
Financing received from international institutions	30,543,884	27,258,585
	85,734,868	45,230,648
7.11 Provisions
Other contingencies	38,982,798	42,412,262
Provision for unused balances of credit cards (Schedule R)	4,354,069	3,737,536
Provision for eventual commitments (Schedule R)	130,888	241,614
Provision for revocable agreed current account advances (Schedule R)	393,320	341,230
	43,861,075	46,732,642
7.12 Other non-financial liabilities
Payroll and social securities	125,533,051	133,526,381
Sundry creditors	29,567,837	39,327,951
Taxe payable	43,878,743	39,002,926
Social security payment orders pending settlement	7,225,344	7,142,407
Revenue from contracts with customers (1)	-	532,206
Contribution to the deposit guarantee fund	555,782	863,670
Other non-financial liabilities	72,198	670,732
Liability for reinsurance contracts (Note 9)	167,771	200,569
	4,665,586	-
	211,666,312	221,266,842

7.13 Derivative instruments
Amounts payable for spot and forward transactions pending settlement	-	1,995,835
	-	1,995,835
7.14 Reverse Repo Transactions
Financial creditors for passive transfers of public securities	55,544,920	39,074,194
Accrued interest payable on passive transfers	14,433	15,714
	55,559,353	39,089,908

	Six-month period ending on		Three-month period ending on
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
7.15 Interest income
Interest on overdrafts	32,278,208	51,933,219	18,080,351	25,132,205
Interest on promissory notes	57,901,468	59,897,358	29,654,437	23,677,207
Interest on personal loans	128,659,408	53,004,552	67,082,360	26,775,482
Interest on corporate unsecured loans	74,046,284	99,497,049	38,166,391	39,534,164
Interest on credit card loans	36,413,988	30,149,249	20,571,977	14,355,723
Interest on mortgage loans	56,741,687	112,975,078	30,731,818	44,029,749
Interest on automobile and other secured loans	66,779,674	18,955,492	34,227,163	11,463,283
Interest on foreign trade loans and other secured loans	10,961,403	3,792,331	5,560,892	2,343,588
Interest on financial leases	19,528,924	14,302,946	10,263,095	6,523,767
Interest on public and private securities measured at amortized cost	195,558,176	312,242,731	107,652,749	(75,082,159)
Others	2,903,275	493,706,222	1,849,166	329,180,078
	681,772,495	1,250,456,227	363,840,399	447,933,087
7.16 Interest Expenses
Interest on current accounts deposits	137,799,874	282,635,748	74,479,051	79,993,576
Interest on time deposits	150,491,487	371,363,939	70,133,587	131,534,504
Interest on other financial liabilities	26,882,106	4,444,492	18,183,865	1,049,286
Interest from the financial sector	1,253,284	1,560,366	533,606	754,253
Others	16,781,847	4,703,966	9,237,256	1,662,512
	333,208,598	664,708,511	172,567,365	214,994,131
7.17 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	44,996,421	89,075,387	20,140,292	40,915,772
Income from instruments issued by the B.C.R.A.	229,965	-	71,229	-
Derivatives	2,567,549	3,592,290	3,027,132	1,174,064
	47,793,935	92,667,677	23,238,653	42,089,836

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2025	06/30/2024	06/30/2025	06/30/2024

7.18 Result from derecognition of financial assets measured at amortized cost
Result from derecognition of Debt Securities	3,579,273	93,225,352	(590,436)	5,126,721
	3,579,273	93,225,352	(590,436)	5,126,721
7.19 Service Fees Income
Commissions from deposit accounts	42,011,049	34,130,195	20,529,830	18,278,051
Commissions from credit and debit cards	24,047,046	21,081,758	12,031,366	10,740,728
Commissions from loans operations	653,524	161,865	133,688	59,109
Commissions from miscellaneous operations	48,398,451	44,707,791	21,863,178	22,898,626
Others	887,345	647,781	438,174	347,023
	115,997,415	100,729,390	54,996,236	52,323,537
7.20 Services Fees expenses
Commissions paid	24,928,056	23,004,256	12,517,897	12,219,929
Export and foreign currency operations	729,419	639,902	328,470	236,620
	25,657,475	23,644,158	12,846,367	12,456,549
7.21 Other operating incomes
Reversal off allowances for loan losses and assets written down	3,562,060	1,877,497	1,721,817	840,287
Rental from safety boxes	3,654,699	2,030,810	1,921,931	1,076,105
Commissions from trust services	83,299	210,976	38,746	125,330
Other credits adjustments	2,419,314	2,363,206	1,158,697	798,811
Sales of property, plant and equipment	-	391,977	-	58,397
Punitive interest	2,868,877	2,133,216	1,717,012	900,318
Others	12,536,871	12,125,532	5,915,101	6,183,326
	25,125,120	21,133,214	12,473,304	9,982,574
7.22 Personnel expenses
Payroll and social securities	137,997,090	166,217,644	70,919,653	77,425,201
Others expenses	9,801,203	11,132,242	4,829,905	4,321,345
	147,798,293	177,349,886	75,749,558	81,746,546

7.23 Administration expenses
Directors´ and statutory auditors ‘fees	2,401,882	2,791,016	1,338,578	1,386,048
Professional fees	21,997,154	26,994,595	10,527,454	13,702,643
Advertising and publicity	6,771,563	6,343,130	4,135,484	4,232,234
Taxes	21,724,297	23,441,942	10,978,459	11,890,301
Maintenance, security and services	23,179,367	25,754,472	11,262,295	12,688,323
Rent	74,206	58,275	39,554	36,175
Others	12,852,702	9,537,507	6,864,031	4,411,105
	89,001,171	94,920,937	45,145,855	48,346,829

7.24 Depreciation and impairment of non-financial assets
Depreciation of property, plant and equipment (Schedule F)	4,805,827	5,528,964	2,378,858	2,806,166
Depreciation of other non-financial assets	3,441,489	3,600,341	1,734,968	1,718,433
Amortization of intangible assets (Schedule G)	17,427,298	15,295,403	8,962,994	7,545,466
Depreciation of right-of-use assets (Schedule F)	5,096,921	5,177,566	2,566,664	2,737,089
Impairment of furniture and facilities	17,998	-	17,694	-
	30,789,533	29,602,274	15,661,178	14,807,154
7.25 Other operating expenses
Credit card related promotions	9,779,630	9,965,470	5,351,466	5,281,680
Gross income tax	49,220,588	55,596,333	25,436,710	24,269,557
Result on initial recognition of loans	4,720,380	190,357	2,953,420	105,213
Loan and credit card balance adjustments	1,478,335	799,860	1,321,911	309,045
Interest on liabilities for finance leases	1,608,351	1,288,249	727,247	706,860
Coverage services	86,635	65,532	34,720	55,255
Deposit guarantee fund contributions	3,197,973	2,217,487	1,660,767	1,081,914
Miscellaneous loss provision	4,239,233	54,303,683	2,523,960	17,777,670
Other allowances	501,332	421,505	223,106	131,778
Other	6,570,460	11,860,423	5,341,491	3,451,278
	81,402,917	136,708,899	45,574,798	53,170,250

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

8.	CONSIDERATIONS OF RESULTS

The Ordinary Annual Shareholders' Meeting held on April 22, 2025, approved the profit allocation for the period ended December 31, 2024 as follows: (i) legal reserve of thousands of pesos 7,192,276; (ii) Optional reserve for thousands of pesos 107,884,150 and (iii) reserve for future dividends for thousands of pesos 28,769,107, subsequently deallocated for the payment of dividends.

9.	INSURANCE

9.1   Assets and liabilities related to insurances activities

The assets and liabilities related to insurance contracts are detailed below, as of the indicated dates:

	06/30/2025	06/30/2024
Insurance contract assets
Assets for remaining coverage	2,931,933	5,585,600
Liabilities for incurred claim - present value of future cash flow	(296,093)	(2,105,310)
Liabilities for incurred claim - Risk adjustment for non-financial risks	(28,756)	(104,951)
Net balance	2,607,084	3,375,339
Insurance contract liabilities
Liabilities for remaining coverage	1,494,454	-
Liabilities for incurred claim - present value of future cash flow	(1,475,604)	-
Liabilities for incurred claim - Risk adjustment for non-financial risks	(141,982)	-
Net balance	(123,132)	-
Reinsurance contracts assets
Assets for remaining coverage	234,526	(69,785)
Incurred claims for contracts under the Premium Allocation Approach (PAA)	27,678	163,157
Net balance	262,204	93,372
Reinsurance contracts liabilities
Liabilities for remaining coverage	-	(22,112)
Incurred Claims for contracts under the Premium Allocation Approach (PAA)	-	1,571
Net Balance	-	(20,541)
Balances from brokers operations
Assets from brokers transaction	54,236	196,271
Liabilities from brokers liabilities	(44,639)	(180,028)
Net Balance	9,597	16,243

Assets	2,923,524	3,664,982
Liabilities	(167,771)	(200,569)

9.2    Income from insurances activities

The composition of the item “Result for insurance activities” as of June 30, 2025, and December 31, 2024 is as follows:

	Six-month period ending on		Three-month period ending on
	06/30/2025	12/31/2024	12/31/2024	12/31/2024
Insurance revenue from contracts measured under the PAA	24,501,288	21,369,833	11,525,045	10,747,686
Insurance revenue	24,501,288	21,369,833	11,525,045	10,747,686
Incurred claims	(4,665,255)	(3,043,859)	(2,067,183)	(1,670,405)
Acquisition and administrative expenses	(7,162,048)	(7,648,698)	(3,632,049)	(3,672,753)
Insurance service expenses	(11,827,303)	(10,692,557)	(5,699,232)	(5,343,158)
Allocation of reinsurance premium	(176,772)	(165,235)	(57,058)	(98,902)
Amounts recoverable from reinsurers for incurred claims	114,717	14,767	(59,799)	(25,047)
Net expenses from reinsurance contracts held	(62,055)	(150,468)	(116,857)	(123,949)
Insurance service result – IFRS 17	12,611,930	10,526,808	5,708,956	5,280,579
Broker activities operations	4,081,829	1,999,341	2,016,717	1,135,435
Income from insurance activities	16,693,759	12,526,149	7,725,673	6,416,014

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

10.	MUTUAL FUNDS

As of June 30, 2025 and December 31, 2024, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No, 622/13, below are the portfolio, net worth, and number of units of the Mutual Funds mentioned earlier.

Asset Management and Other Services	Portfolio		Net Worth		Number of Units
	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Premier Renta C.P. Pesos	974,936,014	1,153,456,069	972,809,820	1,151,230,006	30,026,808,647	37,855,465,497
Premier Renta Plus en Pesos	4,315,951	6,575,667	4,281,196	6,399,669	32,195,659	43,958,215
Premier Renta Fija Ahorro	112,813,294	148,826,612	109,956,476	146,912,307	5,026,337,259	5,655,719,913
Premier Renta Fija Crecimiento	26,628,209	36,398,825	26,610,896	36,375,748	6,450,953,108	8,317,856,855
Premier Renta Variable	14,144,895	25,072,241	14,067,234	24,924,960	15,073,314	18,349,372
Premier FCI Abierto Pymes	11,762,860	12,389,815	11,640,709	12,236,790	133,002,835	139,528,670
Premier Commodities	4,453,453	4,120,098	4,394,063	4,078,234	18,027,872	16,554,885
Premier Capital	36,333,311	33,970,519	34,912,999	33,638,949	278,315,113	273,412,236
Premier Inversion	507,632	2,341,730	504,842	2,338,829	55,238,784	199,211,087
Premier Balanceado	-	2,036	-	900	-	-
Premier Renta Mixta	15,559,747	13,776,373	14,109,712	13,726,132	422,946,607	421,471,713
Premier Renta Mixta en USD	12,588,026	18,120,358	12,543,845	18,003,897	10,893,903	15,844,726
Premier Performance en USD	63,393,882	107,158,243	62,846,992	106,148,124	35,441,510	60,957,323
Premier Global USD	158,813	242,429	155,231	236,487	133,484	185,545
Premier Estratégico	14,573,321	19,091,462	14,558,558	19,073,581	652,316,063	832,710,848
Premier FCI Sustentable ASG	812,824	671,189	809,073	666,097	248,383,395	207,677,759

11.	ADDITIONAL INFORMATION REQUIRED BY THE CENTRAL BANK

11.1. Contribution to the deposit insurance system

Law No, 24485 and Decree No, 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No, 1127/98 dated September 24, 1998, established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at $1,000 as from March 1, 2019 and increased to 1,500 as of May 1, 2020. As of January 1st, 2023 with the appearance of Communication “A” 7661, the limit is established at $6,000. As of April 1st, 2024 with the appearance of Communication “A” 7985, the new limit is established at $25,000.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1st, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*), Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate, The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F,G,D,), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency based on contributions made to such fund.

(*) Enforced on April 17, 2020, pursuant to provision “A” 6460, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1.3 times such rate-or the reference rate plus five percentage points – the highest of both –, except for fixed-term deposits in pesos arranged at the minimum annual nominal rate published by the Argentine Central Bank as provided in point 1.11.1. of the regulations on “Term deposits and investments.” Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be conducted by said institution. Effective April 1, 2024, the reference rates will be calculated based on the moving average of the last five banking business days of deposit rates for fixed-term deposits in pesos up to 50,000 and in foreign currency up to USD 100, as determined by the survey conducted by the BCRA.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The above detailed imports are nominal.

11.2. Restricted Assets

The Group has assets whose availability is restricted, according to the following detail:

Detail	06/30/2025	12/31/2024
Special guarantee accounts in the Argentine Central Bank	65,344,502	62,468,776
Guarantee deposits for term operations	84,902,186	90,248,292
Guarantee deposits for credit cards transactions	12,516,114	13,331,263
Other guarantee deposits	20,712,465	32,876,706
	183,475,267	198,925,037

As of June 30, 2025, and December 31, 2024, within restricted availability assets are $ 21,059,388 and $9,773,088 respectively, forward purchases through repo transactions.

11.3. Compliance of provisions issued by the National Securities Commission

11.3.1.  Arrangements for operating as an open market agent

Considering the operations currently conducted by the Entity, and in accordance with the distinct categories of agents established by General Resolution N° 622/13 of the National Securities Commission, it is registered with that body for the category of Settlement Agent, Compensation, and Integral Negotiation Agent.

It is also reported that as of June 30, 2025 and December 31, 2024, the Entity’s equity exceeds the minimum equity required by this standard to function as an open market agent, which amounts to to $ 713,911 and $ 704,226 respectively. The liquid counterpart required by the regulation amounts to $ 356,956 and $ 352,113 thousand respectively and is constituted through the current account in pesos opened in the BCRA whose balance amounted to $ 400,000,000 and $ 195,664,818 thousand as of June 30, 2025 and December 31, 2024, respectively.

Moreover, in compliance with the aforementioned general resolution, the property located at 330 Reconquista Street in the Autonomous City of Buenos Aires, with a residual book value of $ 8,856,338 and $ 8,856,338 as of June 30, 2025, and December 31, 2024, is designated for the development of Open Market operations.

11.3.2. Resolution N° 629 of the National Securities Commission

In compliance with the provisions of General Resolution N° 629 of the CNV, it is clarified that the trade books and corporate books of Banco Supervielle S.A. are kept at the registered office (Reconquista 330 of the Autonomous City of Buenos Aires) according to the following detail:

-  Diario (Registro de Habilitación de Medios Ópticos y sus correspondientes soportes ópticos -CD y DVD-) since 1 of October 2009.

-  Inventory book as of December 31, 2018.

-  Balance sheet as of December 31, 2002.

-  Book of Board Proceedings from February 24, 2007 to date.

-  Register of Shares and Attendance at Meetings from May 30, 2001 to date.

-  Book of Minutes of Meetings from May 27, 1999 to date.

-  Book of Minutes of the Audit Commission since August 13, 2004.

-  Book of Audit Committee from February 18, 2015.

With regard to the securities and open market books, they are located at the registered office mentioned above in accordance with the following details:

-  Registry of Agent Orders since June 5, 2024.

-  Register of Operations since June 18, 2024.

-  Cash book from June 6, 2024.

The books preceding those mentioned above, which contain transactions prior to the date indicated in each case, are under the custody of the company Adea S.A. whose warehouse is located at Ruta provincial No. 36, Km 31,500 Forest locality, Florencio Varela Party of the Province of Buenos Aires.

The supporting documentation of the accounting and management operations of the Entity up to 2 (two) months before the current one, is in each branch, and with more than this time period is under the custody of the company AdeA S.A.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

11.4 Financial Trusts

The detail of the financial trusts in which Grupo Supervielle acts as Trustee or as Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where Banco Supervielle acts as a trustee as of June 30, 2025:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018

The duration of this ESCROW AGREEMENT shall be 24 months from 12/09/2018, or until the termination of payment obligations by Disbursements (the "Termination Date"). After 30 (thirty) days from the end of the term of the TRUST Contract without the Parties having agreed to an Extension Commission, the TRUST shall be extinguished without possibility of extension, collecting the TRUSTEE from the Fiduciary Account, the sum of pesos equivalent to U$D 6,000 (United States dollars six thousand) at the current buyer exchange rate in Banco Supervielle as a penalty. At present, Interconexión Eléctrica Rodeo S.A. is negotiating the proposal of the Commission for the Extension and Prolongation of the Trust Contract

			-	-

Those originally mentioned (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGÉTICOS, DISERVEL S.R.L.) and the suppliers of works, goods and services included in the Project, to be appointed by the trustee with the prior consent of the principal

Interconexión Electrica Rodeo S.A.

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount	Type	Amount
III	08/06/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Mat: 03/12/13		Vto: 11/12/13		Vto: 10/12/16
IV	01/09/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626

11.5. Issue of negotiable debt securities

Negotiable non-subordinated bonds

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares

As of 22 September 2016, The Ordinary and Extraordinary General Assembly of Banco Supervielle S.A. decided to approve the creation of a Global Program for the Issuance of Negotiable Bonds up to a maximum amount in circulation at any time during the duration of the program of U$S 800,000. The program was authorized by the National Securities Commission through Resolution No 18.376 dated November 24, 2016.On March 6, 2018, the expansion of the Global Negotiable Bonds Program for U$S 2,300,000 was approved by an assembly meeting. On 16 April 2018, the CNV approved the increase of the Program by resolution Nr 19.470. On April 26, 2021, the Ordinary and Extraordinary Shareholders' Meeting resolved to reduce the amount of the Program to US$300,000 (or its equivalent in other currencies or units of value) and extend the term of the Program for an additional five years. On July 20, 2021, the CNV approved the reduction of the amount and extension of the Program through Resolution DI-2021-39-APN-GE#CNV.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Registration CNV frequent issuer scheme

On August 6, 2018, the Board of Directors of Banco Supervielle S.A. decided to request the National Securities Commission (the "CNV") to register the Bank as a frequent issuer of marketable bonds. This request was authorized by the CNV through Resolution No. 19.958 dated 27 December 2018. The Bank is registered with the CNV as a frequent issuer of Marketable Bonds under the number 03. At the meeting of the board of directors of the society on 7 March 2019, The Bank’s ratification was approved in the Frequent Issuer Regime and at the Board meeting on December 2, 2019 it was decided to allocate the maximum amount of U$S 300,000 corresponding to the Global Program for the Issuance of Negotiable Bonds by up to U$S 2,300,000, the bank is in the process of reducing the maximum amount of this Program. The CNV approved this ratification through Resolution DI-2020-11-APN-GE #CNV dated February 11, 2020. At present, the Bank’s frequent issuer status is not in force.

On May 22, 2025, Banco Supervielle S.A. increased the maximum amount of its Global Program for the issuance of simple Negotiable Bonds, non-convertible into shares, from US$300,000 to US$1,000,000 (or its equivalent in other currencies or units of value).

On August 2, 2024, Banco Supervielle S.A. issued its class H negotiable debts at a variable rate with maturity on August 2, 2025 (12 months from the date of issue and settlement), for a nominal value of $20,877,777.

Interest on Class H negotiable debt securities, at a nominal annual variable rate equivalent to the sum of the Private Bank’s Badlar rate plus a mark of 5.25%, shall be payable quarterly on the following dates: 2 November 2024, 2 February 2025, May 2025 and on the expiry date of 2 August 2025.

On February 4, 2025, May 5, 2025, and August 4, 2025, $2,099,086, $1,794,712, and $2,023,489 were paid, respectively, corresponding to the quarterly interest payments on the Class H Bonds. Additionally, on August 5, 2025, $20,877,777 was paid, corresponding to the principal payment.

On November 28, 2024, Banco Supervielle S.A. issued its Class I bonds at a fixed rate of 4.70%, maturing on May 28, 2025 (6 months from the date of issue and settlement), for a nominal value of US$30,000.

The principal and interest on the Class I negotiable debt securities were paid on their maturity date, May 28, 2025, in a single payment of US$30,700.

On January 14, 2025, Banco Supervielle S.A. issued its Class J negotiable debt securities at a fixed rate of 4.18%, maturing on July 14, 2025 (6 months from the date of issue and settlement), for a face value of US$50,000.

The principal and interest on the Class J negotiable debt securities were paid on their maturity date, July 14, 2025, in a single payment of US$51,036.

On February 7, 2025, Banco Supervielle S.A. issued its Class K negotiable debt securities at a fixed rate of 4.15%, maturing on August 7, 2025 (6 months from the date of issue and settlement), for a nominal value of US$28,382. The program was authorized by the National Securities Commission (CNV) through Resolution No. 18,376 dated November 24, 2016.

The principal and interest on the Class K negotiable debt securities were paid on their maturity date, August 7, 2025, in a single payment of US$28,966.

On February 7, 2025, Banco Supervielle S.A. issued its Class L negotiable debt securities at a variable rate equivalent to the sum of the Tamar rate of private banks plus a margin of 2.75% maturing on February 7, 2026, for a nominal value of $50,974,086.

The principal of the Class L negotiable debt securities will be paid in full in a single payment, to be made on the maturity date, and interest will be payable quarterly on the following dates: May 7, 2025, August 7, 2025, November 7, 2025, and on the maturity date.

On May 7, 2025, and August 7, 2025, $4,273,988 and $4,710,173 were paid, respectively, corresponding to the quarterly interest payments on the Class L negotiable debt securities.

On March 7, 2025, Banco Supervielle S.A. issued its Class M negotiable debt securities at a variable rate equivalent to the sum of the Tamar rate for private banks plus a 2.75% margin, maturing on March 7, 2026, for a par value of $30,580,000.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The principal of the Class M negotiable debt securities will be paid in full in a single payment, to be made on the maturity date, and interest will be payable quarterly on the following dates: June 7, 2025, September 7, 2025, December 7, 2025, and on the maturity date.

On June 9, 2025, $2,754,010 was paid, corresponding to the first quarterly interest payment on the Class negotiable debt securities.

On May 12, 2025, Banco Supervielle S.A. issued its Class N negotiable debt securities at a variable rate equivalent to the sum of the Tamar rate for private banks plus a 3.50% margin, maturing on November 12, 2025, for a nominal value of $48,196,837.

The principal of the Class N negotiable debt securities will be paid in full in a single payment, to be made on the maturity date, and interest will be payable quarterly on the following dates: August 12, 2025, and on the maturity date.

On August 12, 2025, $4,568,954 was paid, corresponding to the first quarterly interest payment on the Class N negotiable debt securities.

On May 26, 2025, Banco Supervielle S.A. issued its Class P negotiable debt securities at a fixed rate of 4.50% maturing on November 26, 2025, for a nominal value of US$59,272, of which US$57,823 were paid in cash and US$1,449 were paid in kind.

The Class P negotiable debt securities are subscribed for and paid in: (i) cash, in US dollars in the Argentine Republic (MEP dollars); (ii) in kind, through the delivery of Class I Negotiable Bonds at the Exchange Ratio.

The principal and interest of the Class P Negotiable Bonds will be paid in full in a single payment, to be made on the maturity date.

On June 12, 2025, Banco Supervielle S.A. issued its Class Q negotiable debt securities at a fixed rate of 6%, maturing on June 12, 2026, for a nominal value of US$6,934.

The principal of the Class Q negotiable debt securities will be paid in full in a single payment, to be made on the maturity date, and interest will be payable quarterly on the following dates: December 12, 2025, and on the maturity date.

On June 12, 2025, Banco Supervielle S.A. issued its Class R negotiable debt securities at a variable rate equivalent to the sum of the Tamar rate for private banks plus a 3.25% margin, maturing on June 12, 2026, for a nominal value of $25,354,981.

The principal of the Class R negotiable debt securities will be fully repaid in a single payment on the maturity date, and interest will be payable quarterly on the following dates: September 12, 2025, December 12, 2025, March 12, 2026, and on the maturity date.

The following is a detail of the issue of Banco Supervielle SA, in force on June 30, 2025 and December 31, 2024:

Date of ISSUE	Currency	Class No.	Amount	Amortization	Term Due	Date	Rate	Value Book
								06/30/2025	12/312024
8/2/2024	$	H	20,877,777	Due date	12 months	8/2/2025	Variable Badlar rate of private banks + 5,25%	22.071.216	23.165.791
11/28/2024	u$s	I	30,000	Due date	6 months	5/28/2025	Annual nominal fixed interest rate of 4.70%	-	35.715.353
1/14/2025	u$s	J	50,000	Due date	6 months	7/14/2025	Annual nominal fixed interest rate of 4.18%	60.841.471	-
2/7/2025	u$s	K	28,382	Due date	6 months	8/7/2025	Annual nominal fixed interest rate of 4.15%	34.428.354	-
2/7/2025	$	L	50,974,086	Due date	12 months	2/7/2026	Variable Tamar rate of private banks + 2,75%	53.141.298	-
3/7/2025	$	M	30,580,000	Due date	12 months	3/7/2026	Variable Tamar rate of private banks + 2,75%	30.822.870	-

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Date of ISSUE	Currency	Class No.	Amount	Amortization	Term Due	Date	Rate	Value Book
								06/30/2025	12/312024
5/12/2025	$	N	48,196,837	Due date	6 months	11/12/2025	Variable Tamar rate of private banks + 3,50%	50.534.577	-
5/26/2025	u$s	P	59,272	Due date	6 months	11/26/2025	Annual nominal fixed interest rate of 4,50%	70.898.077	-
6/12/2025	u$s	Q	6,934	Due date	12 months	6/12/2026	Annual nominal fixed interest rate of 6%	8.259.415	-
6/12/2025	$	R	25,354,981	Due date	12 months	6/12/2026	Variable Tamar rate of private banks + 3,25%	28.792.455	-
							Total	359.789.733	58,881,144

11.6 Restrictions imposed on the distribution of dividends

The rules of the B.C.R.A. provide for the allocation to legal reserve of 20% of the profits shown in the income statement at the end of the fiscal year plus (or minus) the adjustments of previous financial years and less, if any, the accumulated loss at the end of the previous financial year.

This ratio applies irrespective of the relationship between the legal reserve fund and share capital. When the Legal Reserve is used to absorb losses, profits may be redistributed only when the value of the same reaches 20% of the capital plus the capital adjustment.

On the other hand, in accordance with the conditions established by the B.C.R.A., profits may be distributed only to the extent that positive results are obtained, after deducting from unallocated results, in addition to the Legal and Statutory Reserve, whose constitution is required, the following concepts: the difference between the book value and the market value of public sector assets and/or debt instruments of the B.C.R.A. not valued at market price, the sums triggered by court cases linked to deposits and the adjustments required by B.C.R.A. and external audit not accounted for.

It will be required to be able to distribute profits meet the minimum capital ratio. The latter, exclusively for this purpose, shall be determined by excluding from the assets and unallocated profit or loss the items mentioned above. In addition, existing allowances for minimum capital requirements, integration and/or position shall not be taken into account.

A capital conservation margin in addition to the minimum capital requirement of 3.5% of risk-weighted assets shall be maintained. This margin shall be integrated exclusively with Common Equity Tier 1, net of deductible items. The distribution of profit or loss is limited when the level and composition of the Entity’s computable liability for equity falls within the range of the capital conservation margin.

The B.C.R.A provided, with effect from January 1, 2024 until December 31, 2024, that financial institutions may distribute results for up to 60% of the accumulated results and subject to approval of that entity. In turn, this distribution may be made in three instalments in a homogeneous currency of each payment.

As indicated in note 14, as a result of the program to buy own shares at of June 30, 2025, the Company has 18,991,157 own shares in its portfolio. The cost of acquiring these amounted to 24,363,067 thousand pesos. In accordance with the provisions of Title IV, Chapter III, article 3, paragraph 11, item c of the Rules of the C.N.V. (N.T. 2013 and mod.) while such shares are held in the portfolio, there is a restriction on the distribution of unallocated earnings and free reserves for the amount of that cost.

11.7. Accounts unedifying minimum cash integration compliance

As of June 30, 2025, and December 31, 2024, the minimum cash reserve was made up as follows:

Item (1)	06/30/2025	12/31/2024
Current accounts in the Argentine Central Bank	400,000,000	195,664,818
Sight accounts in the Argentine Central Bank	563,295,312	372,502,917
	65,374,354	62,468,776
Special guarantee accounts at the B.C.R.A.	71,592	-
Total	1,028,741,258	630,636,511
(1)	These correspond to balances according to statements. The amounts as of December 31, 2024, have been restated.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

It is worth mentioning that on those dates, the Group followed minimum cash integration requirements.

12.	FINANCIAL RISK FACTORS

There have been no significant changes in the risk management policies to which the Group is exposed, with respect to what is reported in the financial statements as of December 31, 2024, and in Note 1.2.

13.	TURNOVER TAX

As of January 2020, January 2023 and January 2024, the fiscal authorities of the City of Buenos Aires (C.A.B.A.), the Province of Mendoza and the Province of Buenos Aires (PBA), respectively, began to tax with the ("IIBB") to the results from securities and instruments issued by the B.C.R.A. (hereinafter Leliqs/Notaliqs and Repo transactions, without distinction).

The B.C.R.A. initiated declaratory actions of certainty against both tax authorities regarding the unconstitutionality of the measures implemented, as they directly and significantly affect the purposes and functions assigned to the B.C.R.A., substantially altering the execution of national monetary and financial policy, The B.C.R.A. also cited that the imposition of this Turnover Tax is in clear contradiction to the provisions of the National Constitution and its Organic Charter. The B.C.R.A. has the authority to issue instruments to regulate monetary policy and achieve financial and exchange stability.

Through the enacted laws, provincial governments exceed their powers by imposing taxes on these monetary policy instruments, the regulation, implementation, and/or use of which falls within the jurisdiction of the B.C.R.A. This directly impacts the immunity principle of the national government's policy as these revenues cannot be subject to taxation at the local level due to their immunity or non-taxable status. Both municipalities and provinces lack tax authority over financial instruments issued by the National Government.

In line with the presentations made by the B.C.R.A., the Association of Argentine Banks (ABA), the Association of Banks of Argentina (ADEBA) and most financial institutions operating in these provinces. They also brought actions for unconstitutionality on the rules, which are still pending resolution by the CSJN.

Based on the above, the Entity considers that the fundamentals underpinning the non-taxability of this type of instruments are sound and supported by expert opinions of its own and third-party specialists, we estimate the probabilities of a favorable outcome to our majority position. Therefore, it has ceased to pay the tax on results generated by the operations of Leliqs and Passes in C.A.B.A. since April 2023 and by the operations of Passes in PBA since January 2024.

On September 30, 2023, the Act (C.A.B.A.) No. 6655 was published, which provides for the reduction of the IIBB rate to 0% or 2.85% for transactions involving passes and B.C.R.A. securities, as regulated and subject to the effective transfer of co-participation funds or as agreed with the National Government.

As of June 30, 2025, the Group has official determinations from AGIP (Government Agency for Public Revenue) for the period June to August 2023, consequently, a contingency provision amounting to $33,319,325 has been established.

Finally, and in relation to the discussion in the province of Mendoza, we mention that pursuant to the publication of the General Resolution (ATM Mendoza) No. 70/2024 and what is set out in art. 17 of the same, we have requested the raid to the amounts duly determined, the reduction of the fine to the legal minimum and we have advanced with the payment of the sums claimed that amounted to $6.774. This raid was formally accepted by the ATM through Administrative Resolutions N° 198 and 533 of 2024.

As of the date of issue of these financial statements, we are working on the withdrawal of the action initiated against the Province of Mendoza before the Supreme Court of Justice.

14.	OWN SHARE PURCHASE PROGRAM

The Share Acquisition Program is detailed below (data in pesos are expressed in historical currency):

On July 20, 2022, the Company’s Board of Directors decided to approve a program for the acquisition of own shares with a maximum amount to be invested of 2,000,000 or the lower amount resulting from the acquisition up to 10% of the share capital. The price to be paid for the shares was up to US$2,20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share in Bolsas y Mercados Argentinos S.A. The Company could acquire shares for a period of 250 calendar days from the entry into force of the program, subject to any renewal or extension of the term approved by the Board. The approved share program did not imply an obligation on the part of the Group to acquire a certain number of shares.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

On September 13, the Supervisory Board of Grupo Supervielle S.A. approved to amend point 5 of the terms and conditions of the plan for the acquisition of own shares approved on July 20, 2022, as follows: "5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share in Bolsas y Mercados Argentinos S.A.". The remaining terms and conditions remain in force as approved.

Subsequently, on December 27, 2022, the Supervisory Board of Grupo Supervielle S.A. approved to amend point 5 of the terms and conditions of the plan for the acquisition of own shares approved on July 20, 2022 as follows: "5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share in Bolsas y Mercados Argentinos S.A.". The remaining terms and conditions remain in force as approved.

On 19 April 2024, the Supervisory Board of Supervielle approved a new program for the repurchase of Group shares in accordance with Article 64 of Law 26.831 and CNV rules. The Group decided to establish the Program as a result of the current national macroeconomic context and considering that the actions of the Grupo Supervielle do not reflect the real value of the company’s assets nor their potential value.

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $8,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $1,600.00 per Class B share and US$8.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on May 7, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: "The price to be paid for shares will be up to a maximum of $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange. The remaining terms and conditions remain in force as approved".

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $4,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on June 4, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: "The maximum amount to be invested will be $8,000,000,000 (eight billion pesos) or the lower amount resulting in the acquisition up to 10% of the share capital including for the purposes of calculating this percentage the shares that the Company already holds in its portfolio" and "The amount of acquisitions may not exceed 25% of the average daily transaction volume that the shares of the Company have experienced during the previous 90 business days in accordance with the provisions of Law No. 26.831. For the purposes of calculating the limit established by current regulations, Grupo Supervielle will take into account the average daily transaction volume experienced by shares within the period indicated in the two markets in which it operates (Argentine Stock and Markets and the New York Stock Exchange)".

On July 8, 2024, Grupo Supervielle terminated the Program of Repurchase of Own Shares. Grupo Supervielle has acquired a total of 4,940,665 ByMA Class B shares under the second program, achieving an execution rate of 99.78% of the program and 1.0818% of the share capital. Grupo Supervielle has acquired a total of 18,991,157 Class B shares representing 4.1581% of the share capital.

In the statement of changes in equity, the par value of the repurchased shares is shown as "treasury shares" and its restated as "comprehensive adjustment to treasury shares." The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are cancelled or reissued and is shown as "cost of treasury shares."

The Board of Directors of the company notes that, in accordance with the provisions of article 67 of the Capital Market Law No. 26,831 (and its amendments), between August 3, 2025 and the date prior to the issuance of these financial statements, the full cancellation of 472,987 Class B ordinary shares, with one vote per share each, has taken place. This cancellation is due to the fact that, having elapsed the period of three (3) years since their acquisition - carried out between August 3 and 12, 2022 -, the aforementioned treasury shares remained in portfolio without having been alienated nor having adopted a shareholders' meeting resolution regarding their destination, as required by the applicable

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

regulations. By virtue of this, the Company's share capital is automatically reduced by an amount equal to the nominal value of the cancelled shares, with the new share capital amounting to $456,249,335, represented by 61,738,188 Class A ordinary shares and 394,511,147 Class B ordinary shares. As of the date of these condensed interim consolidated financial statements, considering the 472,987 Class B ordinary shares that were cancelled, Grupo Supervielle owns a total of 18,518,170 Class B shares, representing 4.05878% of the Group's share capital.

The acquisition cost of these shares amounted to 24,363,067 thousand pesos. Pursuant to Title IV, Chapter III, Article 3, paragraph 11, item c of the CNV Regulations (N.T. 2013 and amended), while these shares are held in the portfolio, there is a restriction on the distribution of unallocated earnings and free reserves in the amount of said cost.

15.	STOCK OPTIONS PLAN

On May 7, 2025, the Company's Board of Directors approved a Stock Purchase Option Plan for certain key employees and officers of the Company and its subsidiaries, pursuant to the powers delegated by the Ordinary and Extraordinary General Shareholders' Meeting held on April 19, 2024. The objective of the Plan is to align the performance of key officers with the Company's strategic objectives, strengthen talent retention, and encourage the creation of long-term, sustainable value for shareholders.

16.	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

The Group operates in a complex economic environment, both domestically and internationally.

Between January 1 and June 30, 2025, cumulative inflation reached 15.09% (CPI), and the peso depreciated against the US dollar, falling from $1,032.50/US$ at the beginning of the year to $1,194.08/US$ at the end of the semester.

During the first quarter of 2025, GDP grew 5.8%. This expansion was driven by exports (5.3%), private consumption (2.9%), investment (9.8%), and public consumption (-0.8%).

For its part, Argentina reached a new agreement with the IMF in April 2025, which resulted in an initial disbursement of US$12 billion, allowing the government to exit the exchange rate controls after 68 months. Thus, since April 14, a floating rate system for the US dollar has been in effect. Following its implementation, the peso devalued to settle in the middle of the band, and in the following days, the Argentine currency strengthened slightly.

The successful, albeit partial, liberalization of the foreign exchange market has managed to keep the exchange rate operating within the floating band, at intermediate levels. This result occurs in a favorable context of record liquidity in the agricultural export sector, driven by temporary incentives that will begin to moderate in the coming months. Between January 1 and December 31, 2024, the peso depreciated against the US dollar, falling from $1,032.50/US$ at the beginning of the period to $1,194.08/US$ at the end, according to the exchange rate of the Central Bank of the Argentine Republic (Com "A" 3500).

The Central Bank's decision not to intervene until the exchange rate reaches the floor of the band reflects its commitment to consolidating the new system. The Government maintains fiscal discipline as a fundamental pillar, meeting and exceeding the targets agreed upon with the IMF, which allows it to contribute to a contractionary monetary policy, consistent with the primary objective of reducing inflation.

Therefore, to achieve the reserve accumulation objective, a strategy has been implemented that combines the placement of peso bonds subscribed in dollars by the Treasury with a new REPO by the Central Bank of Argentina.

Attracting foreign direct investment, although still below its potential, is beginning to show signs of response to the reforms implemented and greater macroeconomic predictability. Recent exchange rate flexibilities, particularly regarding the transfer of profits for 2025 earnings, are steps in the right direction. All of this should be consolidated after the elections with changes to the tax, labor, and pension systems that will allow for increased productivity in sectors that can be viable with lower costs, even in an economy operating with a more appreciated exchange rate.

The medium-term horizon presents significant opportunities, although their realization will depend on consistent implementation of structural reforms and the maintenance of fiscal discipline. However, the challenge is no less significant in a midterm election year.

Looking ahead to 2025, the international landscape has become more complex. Trump's inauguration as the new president of the United States brought with it the start of tariff increases, although it is still unclear how permanent they will be or whether they are simply an element of pressure in the geopolitical negotiations. The short-term effect has been volatility in financial markets and could result in a resurgence of inflationary pressures, undermining economic activity not only in the United States but globally.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The financial sector has significant exposure to the Argentine public sector, through rights, government bonds, loans, and other assets. The Group’s exposure to the Argentine public sector is as follows:

06/30/2025
Central Bank + Repo Transactions	104.343.004
Treasury Bills	1.130.018.827
Total debt instruments	1.234.361.831
Loans to the Public Sector	6.883.589
Total exposure to the public sector	1.241.245.420
Percentage of total assets	21%
Percentage of shareholder´s equity	133%

In accordance with the provisions of note 1.1, non-financial public sector instruments are not covered by the impairment provisions of IFRS 9 "Financial Instruments".

The context of volatility and uncertainty resulting from the elections continues as of the date of issuance of these financial statements.

The Group's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The Group's financial statements must be read considering these circumstances.

17.	SUBSEQUENT EVENTS

There are no events or transactions that occurred between the period-end date and the date of issue of the condensed interim consolidated financial statements that could significantly affect the Company's financial position or results at the end of the current period.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of June 30, 2025, and December 31, 2024:

Items	HOLDING			POSITION
	Level of fair value	Book value 06/30/2025	Book value 12/31/2024	Level of fair value	Book value 06/30/2025	Final position
DEBT SECURITIES AT FAIR VALUE WITH CHANGES IN PROFIT AND LOSS
Of the country
Public bonds
Bono Tesoro Nac $ Cap Vto 13/02/26	1	8,895,430	22,014,213	8,895,430	-	8,895,430
Bono Tesoro Nac $ Vto.31/03/26	1	10,563,287	11,078,678	10,563,287	-	10,563,287
Bono Nación $ Dual Vto 15/09/26	1	4,624,501	-	4,624,501	-	4,624,501
Letras Tesoro Cap $ Vto.28/11/25	1	4,973,403	-	4,973,403	-	4,973,403
Bono Nación $ Dual Vto 16/03/26	1	5,702,658	-	5,702,658	-	5,702,658
Letras Tesoro Cap $ Vto.31/07/25	1	13,790,473	1,458,532	13,790,473	-	13,790,473
Bono Rep. Arg. U$S STEP UP 2030	1	4,511,339	2,944,077	4,511,339	-	4,511,339
Letras tesoro Cap $ Tamar Vto.31/07/25	1	3,349,767	-	3,349,767	-	3,349,767
Bono Tesoro Nac $ Cap Vto 30/01/26	1	4,550,889	2,084,441	4,550,889	-	4,550,889
Bono Nación $ Dual Vto 30/06/26	1	4,787,531	-	4,787,531	-	4,787,531
Others	1	20,018,739	209,492,301	20,018,739	-	20,018,739
Bono del Tesoro Boncer Vto 15/12/2025	1	3,582,217	-	3,582,217	-	3,582,217
Bontes $ A Desc Aj Cer V15/12/26	1	1,925,635	4,404,259	1,925,635	-	1,925,635
Bono Tes Nac Tf V.30/05/2030 $ Cg	1	1,477,326	-	1,477,326	-	1,477,326
Lt Rep Argentina Cap V10/11/25 $ Cg	1	1,969,020	-	1,969,020	-	1,969,020
Letras Del Tesoro Cap $ V 10/07/25	1	2,113,042	-	2,113,042	-	2,113,042
BONTES $ A DESC AJ CER Vto. 15/12/27	1	847,461	-	847,461	-	847,461
BONO TESORO NAC AJ CER V31/03/27 $ CG	1	2,464,162	-	2,464,162	-	2,464,162
Lt Rep Argentina Cap V15/08/25 $	1	29,671,725	6,696,328	29,671,725	-	29,671,725
Letras Del Tesoro Cap $ V 31/10/25	1	950,298	972,529	950,298	-	950,298
Bono del Tesoro Boncer vto 31/10/25	1	2,722,819	-	2,722,819	-	2,722,819
Bono Rep Arg Aj Cer V30/06/26 $ Cg	1	3,706,270	1,859,313	3,706,270	-	3,706,270
Bono Tesoro Nacion Aj Cer V30/10/26 $ Cg	1	266,875	-	266,875	-	266,875
Bono Del Tesoro Boncer 2% $ 2026	1	3,714,972	3,669,778	3,714,972	-	3,714,972
Bono Tesoro Naci Cap V.13/02/26 $ Cg	1	1,072,800	-	1,072,800	-	1,072,800
Lt Rep Argentina Cap V29/08/25 $ Cg	1	1,952,210	-	1,952,210	-	1,952,210
Bono Nacion Tasa Dual15/12/26 $ Cg	1	1,680,493	-	1,680,493	-	1,680,493
Bono Tesoro Naci Cap V17/10/2025 $ Cg	1	6,493	-	6,493	-	6,493
Bono P. Cordoba Regs V.10/12/2025	1	101,600	-	101,600	-	101,600
Bono Pcia Bs As Regs New U$S 2037 C	1	148	-	148	-	148
Bonos Rep. Arg. U$S Step Up V.09/07/35	1	103,667	124,698	103,667	-	103,667
Bonos Rep. Arg. U$S Step Up V.09/07/30	1	139,201	168,440	139,201	-	139,201
Global Rep. Argentina Usd 1% 2029	1	4,328	5,349	4,328	-	4,328
Global Rep. Argentina Usd Step Up 2041	1	29,915	34,147	29,915	-	29,915

B.C.R.A. Notes

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 06/30/2025	Book value 12/31/2024	Level of fair value	Book value 06/30/2025	Final position
Bopreal S.3 Vto.31/05/26 U$S	1	3,249,611	117,092	3,249,611	-	3,249,611
Bopreal S.1 A Vto.31/10/27 U$S	1	281,226	300,044	281,226	-	281,226
Bopreal S.1 C Vto.31/10/27 U$S	1	101,918	107,600	101,918	-	101,918
Bopreal S.1 B Vto.31/10/27 U$S	1	752	522,327	752	-	752
Bopreal S.1 D Vto.31/10/27 U$S	1	-	107,750	-	-	-
Bopreal S. 2 Vto.30/06/25 U$S	1	-	33,105	-	-	-

Private bonds
VDF Individual Milaires UVA Vto 26/12/28	2	3,364,755	4,058,641	3,364,755	-	3,364,755
ON Telecom U$S CL.16 Vto.21/07/25	1	2,139,469	1,038,850	2,139,469	-	2,139,469
ON Edenor CL.6 Vto.05/08/25 $	1	1,090,000	-	1,090,000	-	1,090,000
ON Petro Acon $ Cl.14 Vto.04/09/25	2	583,783	713,072	583,783	-	583,783
ON P Argensun U$S Vto.14/12/26	2	461,018	419,363	461,018	-	461,018
ON Pyme Sion CL13 Vto18/01/27 UVA	2	434,842	446,156	434,842	-	434,842
ON Cia Gen.Comb U$S V28/02/26	2	417,692	551,606	417,692	-	417,692
ON Capex Cl.7 U$S Vto 07/09/27	2	266,429	253,969	266,429	-	266,429
ON Luz Tres Picos 4 U$S 29/09/26	1	153,557	152,060	153,557	-	153,557
ON Cresud Cl 40 U$S Vto 21/12/26	1	103,000	-	103,000	-	103,000
ON YPF Ener.Elec. C.12 V.29/08/26 U$S Cg	1	589	662	589	-	589
ON Banco Supervielle CL. H $ TV 2/8/25	1	2,375,173	-	2,375,173	-	2,375,173
ON Bco Supervielle CL.P V.26/11/25 U$S CG	1	3,570,000	-	3,570,000	-	3,570,000
ON Bco Supervielle Cl.M V07/03/26 $ Cg	1	1,943,510	-	1,943,510	-	1,943,510
ON Loma Negra Vto. 11/03/2026	1	21	23	21	-	21
ON Loma Negra Vto. 21/12/2025	1	604	-	604	-	604
ON Gemsa Cl 30 Uva Vt 08/03/2027	1	460,581	-	460,581	-	460,581
ON GEMSA XXVII UVA	1	345,878	-	345,878	-	345,878
ON Telecom CL. 15 DLK 0% 02/06/26	1	530,450	-	530,450	-	530,450

Others	1	12,596,457	27,257,934	12,596,457	-	12,596,457

Total Debt securities with changes in results		180,742,009	303,087,337	180,742,009	-	180,742,009

OTHER DEBT INSTRUMENTS
Measured at fair value with changes in ORI
Of the country
Public bonds
LT Fiscal de Liquidez $ Vto 17/07/25	2	76,320,907	103,804,057	76,320,907	-	76,320,907
Letras Tesoro Cap $ Vto.15/08/25	1	14,107,000	343,679	14,107,000	-	14,107,000
Letras Tesoro Cap $ Vto.10/07/25	1	10,120,000	-	10,120,000	-	10,120,000
TD P Muni Cba Gar 2024 S.1 $ Vto 09/09/26	2	211,832	247,239	211,832	-	211,832
Bono Tesoro Nac $ Cap Vto 17/10/2025	1	26,211	124,465	26,211	-	26,211
Bono Rep. Arg. U$S STEP UP 2030	1	9,946	25,335,717	9,946	-	9,946

Private bonds
Pagaré U$S Vto 17/09/2025	2	6,025,627	-	6,025,627	-	6,025,627

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 06/30/2025	Book value 12/31/2024	Level of fair value	Book value 06/30/2025	Final position
ON Edemsa CL.1 UVA Vto.06/05/26	2	5,168,618	4,708,111	5,168,618	-	5,168,618
ON Msu Green Energy Cl.3 U$S Vto.20/12/28	1	4,824,097	5,930,857	4,824,097	-	4,824,097
ON Msu SAS15 U$S Vto 16/04/29	1	3,881,368	-	3,881,368	-	3,881,368
ON Oiltanking Ebytem Vto 01/11/28 U$S	1	3,582,250	3,594,099	3,582,250	-	3,582,250
ON Cresud S31 Vto 15/11/28 U$S	1	3,362,613	3,593,092	3,362,613	-	3,362,613
VDF Mercado Crédito 38 $ Vto 15/06/26	1	2,832,492	-	2,832,492	-	2,832,492
VDF Mercado Crédito 32 $ Vto 15/12/25	1	2,485,750	-	2,485,750	-	2,485,750
ON Pecom Cl.2 U$S Vto 02/06/2027	1	2,364,285	-	2,364,285	-	2,364,285
VDF Mercado Crédito 34 $ Vto 15/03/26	2	2,197,818	-	2,197,818	-	2,197,818
ON Gemsa Cl 30 Uva Vt 08/03/2027	1	853,275	-	853,275	-	853,275
ON PYME ALZ SEMILLAS 7 V29/09/25 SAN	1	99,122	-	99,122	-	99,122
ON SPI ENERGY SA CL.1 US$ V.27/06/2026 SPC10	1	500,000	-	500,000	-	500,000
Others	1	39,673,499	91,892,137	39,673,499	-	39,673,499
ON Edemsa Clase 4 Vto 29/11/2025	1	1,495,036	-	1,495,036	-	1,495,036
ON Banco Supervielle Cl.L V07/02/2026 $	1	1,581,726	-	1,581,726	-	1,581,726
ON CA River plate	1	517,556	-	517,556	-	517,556
ON Banco Supervielle Cl.M V07/03/26 $ Cg	1	1,534,918	-	1,534,918	-	1,534,918
ON Banco Supervielle Cl.J V14/07/25 U$S CG	1	1	-	1	-	1
ON Banco Supervielle Cl.N V.12/11/25 $ Cg	1	3,351,305	-	3,351,305	-	3,351,305
ON Banco Supervielle Cl.K V07/08/25	1	4,337	-	4,337	-	4,337
Banco Supervielle, FRN 12jun2026	1	509,329	-	509,329	-	509,329
ON RIZOBACTER S.10 CL.B V28/11	1	49,534	-	49,534	-	49,534
ON Edemsa Cl.5 V12/05/26 $ Cg	1	1,054,355	-	1,054,355	-	1,054,355
Measurement at amortized cost
Of the country
Public bonds
Bontes $ a Desc Aj CER Vto.15/12/26	-	261,555,999	184,972,555	267,134,582	-	267,134,582
Bono Tesoro Nac $ Aj CER Vto 31/03/27	-	140,141,056	1,333,539	140,820,812	-	140,820,812
Bono Nación $ Dual Vto 15/09/26	-	74,746,179	-	74,746,179	-	74,746,179
Bono Nación $ Dual Vto 30/06/26	-	68,445,532	-	68,445,532	-	68,445,532
Bono Nación $ Dual Vto 15/12/26	-	65,761,377	-	65,761,377	-	65,761,377
Bontes $ a Desc Aj CER Vto.15/12/25	-	48,786,332	46,605,678	48,786,332	-	48,786,332
Bono Rep Arg $ Aj CER Vto.30/06/26	-	42,959,541	40,731,385	42,959,541	-	42,959,541
Bono Nación $ Dual Vto 16/03/26	-	48,811,882	-	48,811,882	-	48,811,882
Bono Tesoro Nac $ Vto 15/12/25	-	28,359,895	12,978,173	28,359,895	-	28,359,895
Bono Tesoro BONCER 2% $ Vto.11/09/2026	-	23,567,476	60,110,357	23,567,476	-	23,567,476
Letras del Tesoro Nacional capitalizable en pesos Vto. 16/04/2025	-	3,258,000	-	3,258,000	-	3,258,000
Letras del Tesoro Nacional capitalizable en pesos Vto. 15/08/2025	-	375,474	343,679	375,474	-	375,474
Letras del Tesoro Nacional capitalizable en pesos Vto. 29/08/2025	-	8,533,209	-	8,533,209	-	8,533,209
Bono Del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 30/10/2026	-	367,474	333,246	367,474	-	367,474
Bono Del Tesoro Nacional $ Cero Cupón Con Aj Cer Vto 31/03/2026	-	1,194,935	7,501,018	1,194,935	-	1,194,935
Bono Del Tesoro Nacional Cap En Pesos Vto 13/02/2026	-	532,443	534,668	532,443	-	532,443
Lecap vto 31/7/25	-	15,899,076	129,394	15,899,076	-	15,899,076
Others	-	125,977,264	374,651,093	125,977,264	-	125,977,264

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 06/30/2025	Book value 12/31/2024	Level of fair value	Book value 06/30/2025	Final position
B.C.R.A. Notes
Bopreal S.1 C Vto.31/10/27 U$S	-	18,369,734	-	18,369,734	-	18,369,734
Bopreal S.1 D Vto.31/10/27 U$S	-	6,018,856	-	6,018,856	-	6,018,856

Private bonds
ON Surcos 11 U$S Vto 20/07/25	-	935,588	-	935,588	-	935,588
Paaré U$S Vto 13/05/25	-	412,207	582,881	412,207	-	412,207
Pagaré U$S Vto 18/10/24	-	266,243	306,438	266,243	-	266,243
Pagaré U$S Vto 09/08/24	-	353,320	-	353,320	-	353,320
Pagaré U$S Vto 26/09/24	-	235,547	-	235,547	-	235,547
Pagaré U$S Vto 02/08/24	-	176,660	-	176,660	-	176,660
FF Red Surcos XXXIII	-	80,174	263,289	80,174	-	80,174
Others	-	-	233,749	-	-	-

Total otros Títulos de deuda		1,174,866,280	971,184,595	1,181,124,619	-	1,181,124,619
INSTRUMENTOS DE PATRIMONIO
Inversiones en instrumentos de patrimonio
A3 Mercados S.A.	-	3,501,911	-	3,501,911	-	3,501,911
YPF SA	-	571,125	-	571,125	-	571,125
Grupo Financiero Galicia SA	-	411,038	9,228	411,038	-	411,038
Ternium Arg S.A.Ords."A"1 Voto Esc	-	15,620	26,121	15,620	-	15,620
Holcim Arg	-	7,200	12,488	7,200	-	7,200
Cedear SPDR Dow Jones Ind	-	2,622	2,853	2,622	-	2,622
Aluar SA	-	2,530	3,613	2,530	-	2,530
Cedear Financial Select Sector	-	2,482	2,572	2,482	-	2,482
Cedear SPDR S&P	-	2,475	2,661	2,475	-	2,475
Cedear Ishares MSCI Brasil	-	824	726	824	-	824

Measured at fair value with changes in ORI
Of the country
Others	3	638,464	757,767	638,464	-	638,464
Total equity instruments
Total		5,156,291	818,029	5,156,291	-	5,156,291
Measured at fair value with changes in ORI		1,360,764,580	1,275,089,961	1,367,022,919	-	1,367,022,919

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of June 30, 2025, and December 31, 2024 balances of loans and other financing are the following:

	06/30/2025	12/31/2024
COMMERCIAL PORTFOLIO

Normal situation	1,249,261,219	1,219,228,016
-With "A" Preferred Collateral and Counter-guarantees	36,887,322	12,730,303
-With "B" Preferred Collateral and Counter-guarantees	46,633,079	43,677,776
- Without Preferred Collateral nor Counter-guarantees	1,165,740,818	1,162,819,937

Subject to special monitoring
- Under Observation	6,541,230	14,003,945
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	6,300,365	5,971,005
- Without Preferred Collateral nor Counter-guarantees	240,865	8,032,940

With problems	2,984,941	9,886,035
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	5,553,557
- Without Preferred Collateral nor Counter-guarantees	2,984,941	4,332,478

High risk of insolvency	10,861,613	371,791
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	8,683,243	66,516
- Without Preferred Collateral nor Counter-guarantees	2,178,370	305,275

Uncollectible	-	3
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	-	3

TOTAL COMMERCIAL PORTFOLIO	1,269,649,003	1,243,489,790

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	06/30/2025	12/31/2024
CONSUMER AND HOUSING PORTFOLIO

Normal situation	1,771,186,426	1,563,046,991
-With "A" Preferred Collateral and Counter-guarantees	55,427,607	34,196,381
-With "B" Preferred Collateral and Counter-guarantees	451,591,377	460,657,621
- Without Preferred Collateral nor Counter-guarantees	1,264,167,442	1,068,192,989

Low Risk	78,223,585	30,468,872
-With "A" Preferred Collateral and Counter-guarantees	2,455,022	237,427
-With "B" Preferred Collateral and Counter-guarantees	20,131,043	13,246,543
- Without Preferred Collateral nor Counter-guarantees	55,637,520	16,984,902

Medium Risk	45,010,419	14,239,575
-With "A" Preferred Collateral and Counter-guarantees	165,018	127,603
-With "B" Preferred Collateral and Counter-guarantees	10,629,979	3,259,939
- Without Preferred Collateral nor Counter-guarantees	34,215,422	10,852,033

High Risk	24,863,625	9,372,831
-With "A" Preferred Collateral and Counter-guarantees	274,681	11,581
-With "B" Preferred Collateral and Counter-guarantees	8,667,027	2,719,092
- Without Preferred Collateral nor Counter-guarantees	15,921,917	6,642,158

Uncollectible	4,068,658	2,461,378
-With "A" Preferred Collateral and Counter-guarantees	30,601	16,562
-With "B" Preferred Collateral and Counter-guarantees	954,896	480,237
- Without Preferred Collateral nor Counter-guarantees	3,083,161	1,964,579

TOTAL CONSUMER AND HOUSING PORTFOLIO	1,923,352,713	1,619,589,647
TOTAL GENERAL(1)	3,193,001,716	2,863,079,437

(1) Conciliation with Statement of Financial Position:
Loans and other financing	2,881,477,708	2,497,792,134
Other debt securities	1,174,866,280	971,184,595
Off-balance sheet items	129,931,478	198,035,324
More Allowances for loan losses	113,902,849	61,461,231
More IFRS adjustments not computable for statement of debtors' position	900,100	(26,636)
Less Public Bonds valued at Amortized Cost	(1,108,076,699)	(865,367,211)
Total	3,193,001,716	2,863,079,437

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of June 30, 2025 and December 31, 2024 the concentration of leans and other financing are the following:

Number of Clients	Loans and other financing
	06/30/2025		12/31/2024
	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	265,497,131	8.3%	277,664,608	9.7%
50 following largest customers	391,122,827	12.2%	439,270,006	15.3%
100 following largest customers	310,980,658	9.7%	310,932,323	10.9%
Rest of customers	2,225,401,100	69.7%	1,835,212,500	64.1%
TOTAL	3,193,001,716	100.0%	2,863,079,437	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of June 30, 2025 the breakdown of loans and other financing are the following:

Item	Past due portfolio	Remaining terms for maturity						Total
		1 month	3 months	6 months	12 months	24 months	Up to 24 months
Non-financial Public Sector	-	6,676,707	-	63,407	63,407	126,814	126,814	7,057,149
Financial Sector	-	15,665,136	770,109	1,134,532	2,269,065	10,810,308	3,620,939	34,270,089
Non-financial private sector and residents abroad	50,875,466	1,405,647,387	828,066,917	1,066,725,289	1,430,129,415	1,764,466,504	2,070,101,513	8,616,012,491
TOTAL	50,875,466	1,427,989,230	828,837,026	1,067,923,228	1,432,461,887	1,775,403,626	2,073,849,266	8,657,339,729

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment for the period ended June 30, 2025, were as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation				Net carrying
					Accumulated	Disposals	Of the period	At the end of the period	06/30/2025	12/31/2024
Cost model
Furniture and facilities	37,820,263	10	2,049,149	22,518	(32,907,111)	4,078	(629,875)	(33,532,908)	6,359,022	4,913,152
Machinery and equipment	137,626,494	10	257,548	(3,523,051)	(121,833,818)	3,117,862	(2,570,898)	(121,286,854)	13,074,137	15,792,676
Vehicles	4,094,765	5	317,422	(939,912)	(1,987,608)	1,183,615	(928,058)	(1,732,051)	1,740,224	2,107,157
Right of Use Assets	23,043,767	50	7,185,099	(7,770,580)	(13,919,726)	6,700,788	(5,096,921)	(12,315,859)	10,142,427	9,124,041
Construction in progress	14,660,040	-	2,442,663	(2,853,753)	-	-	-	-	14,248,950	14,660,040
Revaluation model
Land and Buildings	79,007,912	50	-	(17,491)	(8,279,048)	-	(676,996)	(8,956,044)	70,034,377	70,728,864
Total	296,253,241		12,251,881	(15,082,269)	(178,927,311)	11,006,343	(9,902,748)	(177,823,716)	115,599,137	117,325,930

Movements in investment properties for the period ended June 30,2025 and December 31,2024 were as follows:

Item	At the beginning of the period	Useful life	Revaluation	Additions	Disposals	Depreciation				Net carrying 06/30/2025	Net carrying 12/31/2024
						Accumulated	Disposals	Of the period	At the end of the period
Cost model
Rent building	2,992,809	5	-	-	-	(1,206,531)	-	(134,415)	(1,340,946)	1,651,863	1,786,278
Measurement at fair value
Rent building	88,718,622	50	-	-	(7,952,550)	-	-			80,766,072	88,718,622
Total	91,711,431		-	-	(7,952,550)	(1,206,531)	-	(134,415)	(1,340,946)	82,417,935	90,504,900

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Movements in intangible assets for the period ended June 30, 2025 and December 31, 2024 were as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation			Net carrying
					At the beginning of the period	Disposals	Of the period	At the end of the period	06/30/2025	12/31/2024
Measurement at cost
Goodwill	67,740,644		-	-	-	-	-	-	67,740,644	67,740,644
Brands	4,589,757		-	-	-	-	-	-	4,589,757	4,589,757
Other intangible assets	318,454,796		16,972,352	(145,626)	(199,710,357)	-	(17,427,298)	(217,137,655)	118,143,867	118,744,439
TOTAL	390,785,197		16,972,352	(145,626)	(199,710,357)	-	(17,427,298)	(217,137,655)	190,474,268	191,074,840

Depreciation for the period is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of June 30, 2025 and December 31, 2024 the concentration of deposits is the following:

Number of customers	Deposits
	06/30/2025		12/31/2024
	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	1,610,987,514	38.8%	1,295,689,393	35.5%
50 following largest customers	901,239,563	21.7%	791,286,578	21.7%
100 following largest customers	177,343,125	4.3%	201,087,262	5.5%
Rest of customers	1,467,792,242	35.3%	1,364,493,923	37.4%
TOTAL	4,157,362,444	100.0%	3,652,557,156	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

As of June 30, 2025:

Item	Remaining terms for maturity
	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	157,792,045	4,029,670	-	-	-	-	161,821,715
Financial sector	283,249	-	-	-	-	-	283,249
Non-financial private sector and residents abroad	3,575,433,673	251,586,911	107,940,134	81,819,212	3,347,717	-	4,020,127,647
Repo transactions	55,559,353	-	-	-	-	-	55,559,353
Other financial liabilities	169,962,049	1,481,892	2,133,022	2,958,391	3,305,506	1,423,398	181,264,258
Financing received from the Argentine Central Bank and other financial institutions	53,441,194	8,774,732	20,628,551	1,625,701	2,967,790	3,716,680	91,154,648
Unsubordinated debt securities	60,941,726	65,560,944	128,929,297	123,777,146	-	-	379,209,113
TOTAL	4,073,413,289	331,434,149	259,631,004	210,180,450	9,621,013	5,140,078	4,889,419,983

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of June 30, 2025 and December 31, 2024:

Items	As of June 30, 2025	As of June 30, 2025 (per currency)				As of December 31, 2024
		Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	656,963,345	638,099,888	11,536,055	64,766	7,262,636	515,648,431
Debt securities at fair value through profit or loss	15,081,272	15,081,272	-	-	-	25,067,978
Derivatives	101,855	101,855	-	-	-	151,506
Other financial assets	28,425,894	28,425,894	-	-	-	7,561,892
Loans and other financing	482,773,070	482,114,693	658,377	-	-	426,337,724
Other Debt Securities	73,073,275	73,073,275	-	-	-	117,338,897
Financial assets pledged as collateral	92,331,782	92,331,782	-	-	-	5,586,616
Other non-financial assets	225,237	223,815	1,422	-	-	968,849
TOTAL ASSETS	1,348,975,730	1,329,452,474	12,195,854	64,766	7,262,636	1,098,661,893

LIABILITIES
Deposits	1,138,367,032	1,129,921,339	8,445,693	-	-	979,814,198
Non-financial public sector	420,452	418,390	2,062	-	-	10,542,709
Financial sector	-	-	-	-	-	359
Non-financial private sector and foreign residents	1,137,946,580	1,129,502,949	8,443,631	-	-	969,271,130
Other financial liabilities	26,299,507	23,510,773	2,677,770	177	110,787	42,071,171
Financing received from the Argentine Central Bank and other financial institutions	35,125,626	34,483,620	642,006	-	-	20,161,502
Unsubordinated debt securities	174,427,318	174,427,318	-	-	-	35,715,353
Other non-financial liabilities	279,301	279,214	73	-	14	749,528
TOTAL LIABILITIES	1,374,498,784	1,362,622,264	11,765,542	177	110,801	1,078,511,752

NET POSITION	(25,523,054)	(33,169,790)	430,312	64,589	7,151,835	20,150,141

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES

As of June 30, 2025:

Items	Balances at the beginning of the period	ECL of the following 12 months	ECL of remaining life of the financial asset			Balance at the end of the period
			FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced
Loans and other financing	56,728,540	9,167,768	12,123,745	38,032,082	(7,440,927)	108,611,208
Other financial institutions	41,162	8,292	-	-	(5,399)	44,055
SPNF and residents from abroad	56,687,378	9,159,476	12,123,745	38,032,082	(7,435,528)	108,567,153
Overdrafts	2,345,790	898,413	330,576	1,496,729	(307,691)	4,763,817
Promissory Notes	1,763,480	310,473	73,561	2,417,063	(231,311)	4,333,266
Mortgages	620,930	3,245	44,076	(35,091)	(81,446)	551,714
Automobile and other secured loans	7,021,844	495,113	1,502,458	12,954,616	(921,036)	21,052,995
Personal loans	29,313,986	4,760,349	9,083,121	12,628,144	(3,845,035)	51,940,565
Credit cards loans	10,313,351	2,079,212	2,428,002	7,394,728	(1,352,774)	20,862,519
Receivable from Financial leases	701,081	182,939	(80,221)	171,006	(91,959)	882,846
Other	4,606,916	429,732	(1,257,828)	1,004,887	(604,276)	4,179,431
Other debt securities	412,311	(227,819)	(6,200)	289,154	(54,082)	413,364
Eventual responsibility	241,614	(79,034)	-	-	(31,692)	130,888
Unused credit card balances	3,737,536	892,912	213,863	-	(490,242)	4,354,069
Checking account revocable agreements	341,230	244,237	(147,389)	-	(44,758)	393,320
Total of Allowances	61,461,231	9,998,064	12,184,019	38,321,236	(8,061,701)	113,902,849

GRUPO SUPERVIELLE S.A.

Informative review as of June 30, 2025

(expressed in thousands of pesos in homogeneous currency)

Brief description of the business and evolution of operations

The Company aims to position itself as a leader in the local financial business by offering innovative, inclusive, and accessible financial services. Its strategy, conducted through its different companies (banking and non-banking), allows access to each segment of the population with the product offer, the care model and the price/risk ratio required.

The result for the period ended June 30, 2025, shows a profit of 22,019,076 which represents an average return on equity of 4.7%. This result was mainly due to the results of our investments in companies.

The Ordinary Annual Shareholders' Meeting held on April 22, 2025 approved the allocation of profit for the year ended December 31, 2024 as follows: (i) legal reserve for thousands of pesos $ 7,192,276, (ii) optional reserve for thousands of pesos $ 107,884,150 and (iii) reserve for future dividends for thousands of pesos $ 28,769,107, subsequently disallowed for the payment of dividends.

Grupo Supervielle S.A. is the controlling company of the economic group as of June 30, 2025 and December 31, 2024, it had the following direct plus indirect shareholdings in its controlled companies:

Company	Main Activity	Interest in capital stock
		06/30/2025	12/31/2024
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
Supervielle Asset Management S.A.	Asset Management Company	100.00%	100.00%
Sofital S.A.U.F e I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance company	100.00%	100.00%
Micro Lending S.A.U.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Representations	100.00%	100.00%
IOL Holding S.A.	Financial Company	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U	Computer Services	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Settlement and Clearing Agent	100.00%	100.00%

GRUPO SUPERVIELLE S.A.

Informative review as of June 30, 2025

(expressed in thousands of pesos in homogeneous currency)

Brief description of Related Companies

Grupo Supervielle provides a wide range of financial and non-financial services to its clients and has more than 130 periods of experience operating in Argentina. Supervielle focuses on delivering quick solutions to its clients and effectively adapting to evolving changes within the industries in which the company operates. Grupo Supervielle operates multiple platforms and brands and has developed a diverse ecosystem to respond to the needs and digital transformation of its clients. Since May 2016, Grupo Supervielle shares have been listed on ByMA and NYSE.

The activities and results of Grupo Supervielle's subsidiaries are detailed below:

As of June 30, 2025, Banco Supervielle S.A. has assets amounting to 5,740,238,776, a net worth of 757,141,361 attributable to the owners of the parent company. The net result attributable to the owners of the holding company as of June 30, 2025 was loss de 3,740,198, mainly due to the financial margin and service margin.

Supervielle Asset Management S.A. is a Common Investment Fund Manager Company whose purpose is the promotion, management, and administration of common investment funds in accordance with the provisions of Law 24.083, its Regulatory Decree and any other legal or regulatory provision that covers such activity. The net result as of June 30, 2025 showed a profit of 9,500,194.

Sofital S.A.U.F e I. is a company whose main activity is to conduct financial operations and administration of securities. The net result as of June 30, 2025 showed a profit of 717,463.

Espacio Cordial de Servicios S.A. is a company whose object is the marketing of all kinds of goods and services related to insurance activities, tourism, health plans and/ or services and other goods and services. The net result as of June 30, 2025 showed a profit of 269,489.

Supervielle Seguros S.A., the insurance company of the Grupo Supervielle S.A., has a net worth of 16,411,822 and assets of 35,841,906. For the nine-month period ending June 30, 2025, showed a positive result of 9,903,372.

Micro Lending S.A.U., specializes in the marketing of collateral loans, particularly for used cars. As of June 30, 2025 reported a profit of 10,210.

InvertirOnline S.A.U., is a specialized online trading platform, which occupies a leading position among the top five in the online broker segment in Argentina, and a reference within the Fintech sector in the country. InvertirOnline S.A.U posted a profit of 8,145,695 as of June 30, 2025, and Portal Integral de Inversiones S.A.U. posted positive results of 624,219 as of December 31, 2024.

IOL Holding S.A. is a company that has shareholdings in other companies dedicated to providing stock exchange services at regional level. As of December 31, 2024, it had a positive result of 17,791,894.

Bolsillo Digital S.A.U. is a company dedicated to the marketing of products and services related to the management and processing of payments. As of June 30, 2025, the company had a negative result of 1,660.

Supervielle Agente de Negociación S.A.U. is a company whose main activity is to engage on its own or on behalf of third parties or associated with third parties, in the country or abroad, to function as an agent in the categories in which the National Securities Commission duly registers it. As of June 30, 2025, it had a negative result of 119,037.

Supervielle Productores Asesores de Seguros S.A. is a company whose object is to conduct the activity of intermediation, promoting the conclusion of life insurance contracts, patrimonial and previsionals. As of June 30, 2025, the company had a profit of 1,940,183.

ASSET STRUCTURE, RESULTS, STRUCTURE OF CASH FLOWS AND MAIN RATIOS.

The information regarding the condensed interim consolidated financial statements is presented in a comparative manner below.

Information as of June 30, 2025, and December 31, 2024, 2023, 2022, and 2021 expressed in homogeneous currency.

GRUPO SUPERVIELLE S.A.

Informative review as of June 30, 2025

(expressed in thousands of pesos in homogeneous currency)

Statement of Financial Position	06/30/2025	12/31/2024	12/31/2023	12/31/2022	12/31/2021
Total Assets	6,034,280,153	5,214,742,564	5,161,421,705	5,443,597,211	5,935,905,585
Total Liabilities	5,099,178,896	4,266,694,494	4,301,612,378	4,718,463,990	5,151,391,131
Shareholders’ Equity	935,101,257	948,048,070	859,809,327	725,133,221	784,514,454
Total Liabilities plus Shareholders’ Equity	6,034,280,153	5,214,742,564	5,161,421,705	5,443,597,211	5,935,905,585

Income Statement	06/30/2025	06/30/2024	06/30/2023	06/30/2022	06/30/2021
Net income from interest	348,563,897	585,747,716	359,045,122	329,865,362	326,832,728
Net income from commissions	107,033,699	89,611,381	99,964,296	97,641,989	104,000,489
Net income before income tax	24,498,945	162,745,330	57,525,702	(26,968,189)	(4,208,646)
Total comprehensive income attributable to owners of the parent company	14,887,066	87,927,338	36,084,084	(32,268,953)	(8,466,945)

Consolidated Cash Flow Statement	06/30/2025	06/30/2024	06/30/2023	06/30/2022	06/30/2021
Total operating activities	118,467,771	149,382,741	62,008,339	(5,410,419)	(95,041,997)
Total investment activities	(18,279,218)	(18,954,946)	(21,069,644)	(21,126,533)	(12,872,802)
Total financing activities	296,446,012	(36,816,834)	(12,078,528)	(86,395,778)	(153,968,844)
Effect of changes in exchange rate	41,009,730	21,712,607	119,021,992	85,486,201	146,265,841
Effect of monetary gains from cash and cash equivalents	(143,899,656)	(273,300,659)	(184,848,655)	(146,436,671)	(193,381,198)
Net increase / (decrease) in cash and cash equivalents	293,744,639	(157,977,091)	(36,966,496)	(173,883,200)	(308,999,000)

EQUITY STRUCTURE. RESULTS. STRUCTURE OF GENERATION OR USE OF FUNDS. MAIN RATIOS.

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	06/30/2025	12/31/2024	12/31/2023	12/31/2022	12/31/2021

Liquidity	28.18%	24.03%	16.25%	9.90%	15.40%
- Cash and cash equivalents (1)	1,171,632,891	877,888,252	630,968,906	294,517,719	470,352,910
- Deposits	4,157,362,444	3,652,557,156	3,882,222,394	2,975,449,344	3,053,595,394

Solvency	18.34%	22.22%	19.99%	15.37%	15.23%
- Shareholders Equity	935,101,257	948,048,070	859,809,327	725,133,221	784,514,454
- Total Liabilities	5,099,178,896	4,266,694,494	4,301,612,378	4,718,463,987	5,151,391,131

Immobilization of Capital	7.41%	8.47%	9.49%	7.44%	6.59%
-Immobilized Assets (2)	446,903,208	441,788,445	489,730,910	404,974,477	391,268,885
-Total Assets	6,034,280,153	5,214,742,564	5,161,421,705	5,443,597,211	5,935,905,585

(1) Includes cash, private and public securities quoted and shares in mutual funds.

(2) Includes: Investment property, property, plant and equipment, intangible assets, deferred income tax assets, other non-financial assets, inventories, non-current assets held for sale.

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB)  and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5.5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1.2.b), for financial years started on January 1st , 2018. Likewise, entities shall

GRUPO SUPERVIELLE S.A.

Informative review as of June 30, 2025

(expressed in thousands of pesos in homogeneous currency)

prepare their opening Financial Statements as from January 1st , 2017 to be used as comparative base of the financial year to start on January 1st , 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019, the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1st , 2020, the financial statements are prepared in constant currency. In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16. Likewise, transition date, in virtue of the retroactive application has been set on January 1st, 2019.

Through Communication “A” 6430 and 6847, the B.C.R.A., established that Financial Entities must begin to apply the provisions regarding the impairment of financial assets contained in point 5.5 of IFRS 9, as of the years beginning on January 1st, 2020, except for debt instruments of the Non-Financial Public Sector, which will be temporarily excluded from the scope of said provisions.

Through Communication “A” 7014 dated May 14, 2020, the BCRA established that Public Sector debt instruments that financial entities receive in exchange for others must be initially recognized at the book value that the instruments delivered have on the date of said exchange, without analyzing whether or not the derecognition criteria established by IFRS 9 are met, nor eventually recognizing the new instrument received at its market value as established by said IFRS.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the requirements, the following is set out:

●	the corporate purpose of Grupo Supervielle S.A. is exclusively to carry out financial and investment activities;
●	the investment in financial institutions and insurance company represents 82.9% of the assets of Grupo Supervielle S.A., being the main asset of the Company;
●	90.92% of Grupo Supervielle S.A. income comes from the participation in the financial institutions' and insurance company’s results.
●	Grupo Supervielle S.A. has a direct and indirect shareholding of 99.90% in Banco Supervielle S.A., and 100% in Supervielle Seguros S.A. which gives it control of the aforementioned entities.

Perspectives

For the year 2026, Grupo Supervielle plans to continue contributing with its credit generation to the growth and evolution of the Argentine economy.

Separate Condensed Interim Financial Statements

For the six-month period ended on June 30, 2025, presented on comparative basis in homogeneous currency.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2025 and December 31, 2024

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	06/30/2025	12/31/2024
ASSETS
Cash and due from banks	2, 3 and 5.1	351,350	305,418
Cash		-	-
Other local and financial institutions		351,350	305,418
Other financial assets	3, 5.2 and 7	3,647,909	379,619
Other debt securities	3, 5.3 and A	4,397,500	6,270,910
Current income tax assets		-	256,178
Investment in subsidiaries, associates, and joint ventures	4 and 5.4	900,884,976	915,660,562
Intangible Assets	G and 5.5	23,671,775	23,671,775
Deferred income tax assets		-	149,505
Other non-financial assets	5.6 and 7	163,001	784,865
TOTAL ASSETS		933,116,511	947,478,832

LIABILITIES
Current income tax liability	7	62,526	-
Deferred income tax liability	7	17,571	-
Other Non-Financial Liabilities	5.7 and 7	123,516	683,893
TOTAL LIABILITIES		203,613	683,893

SHAREHOLDERS' EQUITY
Capital stock	8	437,731	437,731
Capital Adjustments		637,973,623	637,973,623
Paid in capital		68,144,931	68,144,931
Own shares in portfolio		18,991	18,991
Comprehensive adjustment of shares in portfolio		10,005,293	10,005,293
Cost of treasury stock		(24,363,067)	(24,363,067)
Earnings Reserved		222,425,112	107,348,686
Reserve		31,707	(234,821)
Other comprehensive income		(3,780,499)	3,383,218
Net Income for the period		22,019,076	144,080,354
TOTAL SHAREHOLDERS' EQUITY		932,912,898	946,794,939
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		933,116,511	947,478,832

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period on June 30, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

		Six-month period ending on		Three-month period ending on
Items	Notes	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Interest income	5.8	1,243,688	4,740,713	707,016	511,684
Net interest income		1,243,688	4,740,713	707,016	511,684
Net profit or loss on measurement of financial instruments at fair value with changes in profit or loss	5.9	267,977	2,313,952	246,514	1,384,447
Result from derecognition of financial asset measured at amortized cost		(9,641)	2,213,476	(6,157)	106,181
Difference in gold and foreign currency quotations		32,744	359,082	20,074	173,930
Financial and holding results		291,080	4,886,510	260,431	1,664,558
Subtotal		1,534,768	9,627,223	967,447	2,176,242
Other operating income	5.10	2,597,917	3,322,678	1,534,508	2,652,086
Result for exposure to changes in currency purchasing power		(817,360)	(15,453,884)	(205,138)	(2,029,110)
Impairment losses on financial assets		1,592	8,238	1,016	2,688
Net operating income		3,316,917	(2,495,745)	2,297,833	2,801,906
Personal expenses	5.11	(544,480)	(268,064)	(286,814)	(160,370)
Administrative expenses	5.12	(1,234,670)	(1,951,015)	(878,135)	(1,030,447)
Depreciation and impairment of non-financial assets	G	-	(519,861)	-	(267,622)
Other operating expenses	5.13	(219,412)	(986,679)	(170,556)	(179,101)
Net operating income		1,318,355	(6,221,364)	962,328	1,164,366
Profit or loss by subsidiaries, associates, and joint ventures	5.14	21,491,190	108,265,544	13,449,565	23,838,277
Profit before income tax		22,809,545	102,044,180	14,411,893	25,002,643
Income tax		(790,469)	(1,423,323)	(807,873)	(1,245,601)
Net profit for the period		22,019,076	100,620,857	13,604,020	23,757,042

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the six and three-month period on June 30, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
NUMERATOR
Net income for the period attributable to owners of the parent company	22,019,076	100,620,857	13,604,020	23,757,042
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net income attributable to owners of the parent company adjusted by dilution	22,019,076	100,620,857	13,604,020	23,757,042

DENOMINATOR
Weighted average of ordinary shares	437,731	441,616	437,731	440,611
PLUS: Weighted average of number of ordinary shares issued with dilution effect	-	-	-	-
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	437,731	441,616	437,731	440,611

Basic Income per share	50.30	227.85	31.08	53.92
Diluted Income per share	50.30	227.85	31.08	53.92

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period on June 30, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Net income for the period	22,019,076	100,620,857	13,604,020	23,757,042
Foreign currency translation adjustment	1,409,794	(180,682)	1,052,169	(231,123)
Foreign currency translation adjustment for the fiscal period	1,409,794	(180,682)	1,052,169	(231,123)
Gains or losses on financial instruments at fair value with changes in OCI (Point 4.1.2a of IFRS 9)	(83,506)	1,965,057	(154,187)	378,157
Income / (Loss) for the period from financial instrument at fair value through other comprehensive income	(110,811)	2,622,823	(205,243)	505,746
Income tax	27,305	(657,766)	51,056	(127,589)
Participation of Other Comprehensive (Loss) / Income of associates and joint ventures recorded through the utilization of the participation method	(8,458,298)	(14,477,894)	(6,169,543)	(2,951,530)
(Loss) / Income of the period from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(8,458,298)	(14,477,894)	(6,169,543)	(2,951,530)
Total Other Comprehensive (Loss) / Income to be reclassified to profit or loss	(7,132,010)	(12,693,519)	(5,271,561)	(2,804,496)
Total Other Comprehensive (Loss) / Income	(7,132,010)	(12,693,519)	(5,271,561)	(2,804,496)
Total Comprehensive Income	14,887,066	87,927,338	8,332,459	20,952,546

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six-month period on June 30, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 8)	Capital Adjustments	Paid in capital	Own shares in portfolio (1) (2)	Comprehensive adjustment of own shares in portfolio (1) (2)	Cost of treasury stock	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
										Revaluation of PPE	Conversion difference	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2024	437,731	68,144,931	637,973,623	18,991	10,005,293	(24,363,067)	14,118,388	93,230,298	143,845,533	661,165	2,745,489	(23,436)	946,794,939
Disposal of equity instruments measured to VR ORI	-	-	-	-	-	-	-	-	31,707	(31,707)	-	-	-
Consideration of results approved by the General Shareholders' Meeting held on April 22, 2025
Constitution of reserves	-	-	-	-	-	-	7,192,276	107,884,150	(115,076,426)	-	-	-	-
Distribution of dividends	-	-	-	-	-	-	-	-	(28,769,107)	-	-	-	(28,769,107)
Net income for the period	-	-	-	-	-	-	-	-	22,019,076	-	-	-	22,019,076
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(8,458,298)	1,409,794	(83,506)	(7,132,010)
Balance on June 30, 2025	437,731	68,144,931	637,973,623	18,991	10,005,293	(24,363,067)	21,310,664	201,114,448	22,050,783	(7,828,840)	4,155,283	(106,942)	932,912,898

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

(1)	As of the date of publication of these financial statements, 472,987 shares had matured.
(2)	See Note 14 of these condensed interim consolidated financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six-month period on June 30, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 8)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
										Revaluation of PPE	Conversion difference	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2023	442,672	70,747,863	637,973,629	14,050	7,402,356	(12,949,061)	-	10,796,558	128,699,212	16,409,015	1,592,650	(2,008,102)	859,120,842
Others movements	-	-	-	-	-	-	-	-	(121,339)	121,339	-	-	-
Disposal of equity instruments measured to VR ORI	(4,553)	(2,398,463)	-	4,553	2,398,463	(10,499,649)	-	-	-	-	-	-	(10,499,649)
Consideration of results approved by the General Shareholders' Meeting held on April 19, 2024
Constitution of reserves	-	-	-	-	-	-	14,118,388	82,433,753	(96,552,141)	-	-	-	-
Distribution of dividends	-	-	-	-	-	-	-	-	(32,184,048)	-	-	-	(32,184,048)
Net income for the period	-	-	-	-	-	-	-	-	100,620,857	-	-	-	100,620,857
Other comprehensive loss for the period	-	-	-	-	-	-	-	-		(14,477,894)	(180,682)	1,965,057	(12,693,519)
Balance on June 30, 2024	438,119	68,349,400	637,973,629	18,603	9,800,819	(23,448,710)	14,118,388	93,230,311	100,462,541	2,052,460	1,411,968	(43,045)	904,364,483

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW

For the six and three-month period on June 30, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2025	06/30/2024

CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	22,809,545	102,044,180

Adjustments to obtain flows from operating activities:
Results by associates and joint ventures	(21,491,190)	(108,265,544)
Depreciation and devaluation	-	519,861
Impairment losses on financial assets	(1,592)	(8,238)
Difference in gold and foreign currency quotations	(32,744)	(359,082)
Interest on loans and other financing	(1,243,688)	(4,740,713)
Result for exposure to changes in currency purchasing power	817,360	15,453,884
Net profit or loss on measurement of financial instruments at fair value with changes in profit or loss	(267,977)	(2,313,952)

(Increases) / decreases from operating assets:
Debt Securities at fair value through profit or loss	-	4,006,065
Other debt securities	3,533,425	30,510,194
Financial assets pledged as collateral	-	16,389
Other assets	1,109,719	4,196,023

Increases / (decreases) from operating liabilities:
Other liabilities	(560,379)	(245,558)
Income Tax Payments	(277,384)	(1,836,553)

NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES (A)	4,395,095	38,976,956

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of subsidiaries	(12,908)	(71,273,305)
Purchase of PPE, intangible assets and other assets	-	(183,543)

Collections:
Purchase of PPE, intangible assets and other assets	-	57,468,803
Dividends collected	28,677,728	29,259,132

NET CASH USED IN INVESTING ACTIVITIES (B)	28,664,820	15,271,087

CASH FLOWS FROM FINANCING ACTIVITIES

Collections:
Repurchase of own shares	-	(10,499,649)

Payments:
Dividends paid	(28,769,107)	(32,184,048)

NET CASH USED IN FINANCING ACTIVITIES (C)	(28,769,107)	(42,683,697)

EFFECTS OF EXCHANGE RATE CHANGES AND EXPOSURE TO CHANGES IN THE PURCHASING POWER OF MONEY ON CASH AND CASH EQUIVALENTS (D)	(465,899)	(3,132,778)
RESULT FROM EXPOSURE TO CHANGES IN THE PURCHASING POWER OF THE CURRENCY IN CASH AND EQUIVALENTS (E)	(318,717)	(11,962,023)
TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)	3,506,192	(3,530,455)
Cash and cash equivalents at the beginning of the period (Note 2)	683,391	7,588,752
Cash and cash equivalents at the end of the period (Note 2)	4,189,583	4,058,297

The accompanying notes and schedules are an integral part of the Separate Consensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

1.	Basis of preparation

Grupo Supervielle S.A. (hereinafter "the Group"), is a company whose main activity is investment in other companies. Its main income comes from the distribution of dividends from these companies and from obtaining income from other financial assets.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial institution covered by Law No. 21.526 on Financial Institutions and subject to the regulations of the B.C.R.A. Therefore, the valuation and exposure guidelines used by that Entity have been adopted in accordance with the provisions of Title IV, Chapter I, Section I, article 2 of the 2013 Ordered Text of the National Securities Commission (C.N.V.).

These separate financial statements have been approved by the Company’s Board of Directors at its meeting on August 13, 2025.

1.1 Differences between the accounting framework established by the B.C.R.A. and IFRS

These separate condensed interim financial statements have been prepared in accordance with: (i) the provisions of International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34) and (ii) the accounting framework established by the Central Bank of Argentina (BCRA), which is based on IFRS Accounting Standards (IFRS) issued by the International Financial Reporting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), for the entities under its supervision, with the following exceptions:

●	temporary exemption from the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on non-financial public sector debt instruments.

If IFRS 9 had been applied to the debt instruments of the non-financial public sector, a net tax reduction of 12, 702 million and 7,749 million would have been recorded in the Group’s assets as of June 30, 2025 and December 31, 2024, respectively.

●	except for the provisions of Communication "A" 7014 dated 14 May 2020, where the B.C.R.A. has established that Public Sector debt instruments which financial institutions receive in exchange from others must be recognized initially at the book value held by the instruments delivered on the date of such exchange, without analyzing whether or not the derecognition criteria set out in IFRS 9 are met, or eventually recognizing the new instrument received at its market value as required by IFRS 9.

If IFRS 9 had been applied on the above issues, a net income tax reduction of 15,432 and 20,905 million would have been recorded in the Group’s equity as of June 30, 2025 and December 31, 2024.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of the events and transactions, occurred since the end of the last annual reporting period, that are significant to understand the changes in the financial position, the financial performance and cash flows of the Group with the objective of updating the information corresponding to the latest financial statements for the annual year ended December 31, 2024 (hereinafter “annual financial statements”). Therefore, these condensed interim consolidated financial statements do not include all the information that would be required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

The Group management has concluded that these financial statements reasonably present the financial position, financial performance, and cash flows.

The preparation of separate financial statements requires the Group to make estimates and assessments that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as income and expenses recorded for the period. In this sense, estimates are made to calculate, for example, projections for credit risk, useful lives of property, plant and equipment, depreciation and amortization, recoverable value of assets, the income tax charge, and the fair value of certain financial instruments. Actual future results may differ from the estimates and assessments made at the date of preparation of these separate financial statements.

Areas that involve a greater degree of judgement or complexity or areas where assumptions and estimates are material to consolidated financial statements are described in Note 2.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

As of the date of issue of these financial statements, they are awaiting transcription into the Inventory and Balance Sheet Book.

1.1.1 Going concern

As of the date of these separate financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2. Measuring unit

Figures included in these financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s financial statements recognize changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001, In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1st , 2002, Previous accounting measurements were expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B,O, 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19550 (T,O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1st, 2020. Therefore, these financial statements have been re-expressed as of June 30, 2025.

1.1.3. Comparative information

The balances for the year ended December 31, 2024 and the six months period ended June 30, 2024 that are presented in these separate condensed interim financial statements for comparative purposes arise from the financial statements at those dates which were prepared under the rules in force for that year/period. Certain figures in those financial statements have been reclassified to present information in accordance with the rules in force as of June 30, 2025.

It should be noted that, due to the restatement of financial statements in accordance with IAS 29 and as established by Communication "A" 7211, the Group adjusts the figures in the Statement of Financial Situation, Statement of Operations, Statement of Other Comprehensive Results and Statement of Changes in Equity and their respective notes as of June 30, 2025 and December 31, 2024 for the purpose of presenting them in a homogeneous currency.

1.1.4. Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The changes made during the period ended June 30 2025 are listed below, which had no significant impact on the Group’s consolidated financial statements.

Changes during the period ended June 30, 2025:

(a)	Amendments to IAS 21 - Lack of Interchangeability: The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

rate to be used and the information to be disclosed. The changes will be effective for the periods starting from January 1st, 2025 and allows for early application. The impact of applying this standard is not material.

The changes that have not entered into force as of June 30, 2025 are set out below:

Rules and interpretations that have not entered into force as of June 30, 2025:

a)	Sale or contribution of assets between an investor and its associate or joint interest - amendments to IFRS 10 and IAS 28: The IASB made limited changes to IFRS 10 "Entities consolidated financial statements" and IAS 28 "Investments in associates and joint ventures". The amendments clarify the accounting of sales or contributions of assets between investor and their associates and joint ventures. This confirms that the accounting treatment depends on whether the non-monetary assets sold or contributed to the associate or joint venture constitute a "business" (as defined in IFRS 3). The IASB decided to postpone the date of application of these amendments until the completion of the research project on the equity method. The Group does not expect any impact from the implementation of this standard.

1.1.5. Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a) a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;

(b) the temporal value of money; and

(c) the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions, and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●	If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.

●	If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.

●	If the financial instrument contains credit impairment, it is moved to “Stage 3”.

●	For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months, As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”), Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.

A general concept of measuring ECL in accordance with IFRS 9 is that it should consider prospective information.

●	Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition, ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(Significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

There have been no significant changes in the key judgments and assumptions adopted by the Group for measurement of the PCEs, with respect to what was reported in the financial statements as of December 31, 2024.

1.2. Critical accounting policies and estimates

The preparation of consolidated financial statements pursuant to the accounting framework set by the Argentine Central Bank requires the utilization of certain key accounting forecasts. Likewise, such framework requires that the Senior Management takes decisions regarding the application of accounting standards set by the Argentine Central Bank and accounting policies of the Group.

The Group has identified the following areas that entail a higher judgement and complexity degree, or areas where assumptions and forecasts play a significant role for consolidated financial statements which play a key role in the understanding of underlying accounting/financial accounting reporting risks:

(a) Fair value of derivatives and other instruments

The fair value of financial instruments that do not list in active markets are defined through the utilization of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such techniques. All models are evaluated and adjusted before being utilized to make sure that results express current information and comparative market prices. Where possible, models only use observable information; however, certain factors, such as implied rates in the last available bidding for similar securities and spot rate curves, require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments

(b) Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions, and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty participates in making estimations using assumptions that are highly subjective and overly sensitive to the risk factors.

Note 1.1.5 of the consolidated financial statements provides more detail of how the expected credit loss allowance is measured.

(c) Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitors the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied judgment in identifying indicators of impairment of property, plant and equipment and intangible assets that are amortized. The Group has requested appraisals for its properties as of December 31, 2024, recording devaluation in some of them, while for the rest of the categories of fixed assets and intangibles and goodwill, they have not been identified, indications of impairment for any of the periods/years presented in the consolidated financial statements.

(d) Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes. The current tax is provisioned in accordance with the amounts expected to be paid and the deferred tax is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings. Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Likely future tax earnings and the number of tax benefits are based on a medium-term business plan prepared by the administration. Such plan is based on reasonable expectations.

2.	Cash due from banks

Cash and equivalents are the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	06/30/2025	12/31/2024	06/30/2024	12/31/2023
Cash and due from banks	351,350	305,418	120,404	4,194,489
Other financial assets	3,580,664	377,973	3,937,893	3,394,263
Other debt securities	257,569	-	-	-
Cash and cash equivalents	4,189,583	683,391	4,058,297	7,588,752

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	06/30/2025	12/31/2024	06/30/2024	12/31/2023
Cash and due from Banks
As per Statement of Financial Position	351,350	305,418	120,404	4,194,489
As per the Statement of Cash Flows	351,350	305,418	120,404	4,194,489
Other financial assets
As per Statement of Financial Position	3,647,909	379,619	3,991,127	3,395,799
Other financial assets not considered as cash equivalents	(67,245)	(1,646)	(53,234)	(1,536)
As per the Statement of Cash Flows	3,580,664	377,973	3,937,893	3,394,263
Other debt securities
As per Statement of Financial Position	4,397,500	6,270,910	3,072,087	23,896,556
Other financial assets not considered as cash equivalents	(4,139,931)	(6,270,910)	(3,072,087)	(23,896,556)
As per the Statement of Cash Flows	257,569	-	-	-

3.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged, or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, if all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments valued at fair value held by the Group is detailed below, as of June 30, 2025 and December 31, 2024:

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Portfolio of instruments at 06/30/2025	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Other debt securities	109,068	500,000	-	609,068
Other financial assets	3,647,909	-	-	3,647,909
Total Assets	3,756,977	500,000	-	4,256,977

Portfolio of instruments at 12/31/2024	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Other Debt securities	1,222,702	-	-	1,222,702
Other financial assets	379,619	-	-	379,619
Total Assets	1,602,321	-	-	1,602,321

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of June 30, 2025 and December 31, 2024.

Other Financial Instruments as of 06/30/2025	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	351,350	351,350	351,350	-	-
Other Debt securities	3,788,432	3,710,213	3,710,213	-	-
Total Assets	4,139,782	4,061,563	4,061,563	-	-

Other Financial Instruments as of 12/31/2024	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	305,418	305,418	305,418	-	-
Other Debt securities	5,048,208	5,099,341	5,099,341	-	-
Total Assets	5,353,626	5,404,759	5,404,759	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

4.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

Subsidiary	Class	Market Value/Nominal	Number	Issuers’ last Financial Statements			Book value at 06.30.2025	Book value at 12.31.2024
				Main Activity	Capital Stock	Shareholders’ equity
Banco Supervielle S.A.	Ord.	1	810,316,927	Commercial bank	834,348	757,141,361	736,120,446	747,202,282
Sofital S.A.U.F e I.	Ord.	1	21,543,880	Financial operations and securities, adm	21,544	32,074,863	22,758,438	23,715,704
Supervielle Asset Management S.A.	Ord.	1	1,336,915	Administration of the FCI	1,407	9,842,381	9,350,276	15,757,454
Espacio Cordial de Servicios S.A.	Ord.	1,000	1,273	Marketing of products and services	1,340	2,309,269	2,193,805	1,937,792
Supervielle Seguros S.A.	Ord.	1	1,543,750	Insurance Company	1,625	16,411,822	15,515,419	19,000,878
FF Fintech SUPV I	Ord.	-	1,460,720,149	Financial Trust	158,336	3,218,133	2,042,132	2,084,302
Micro Lending S.A.U.	Ord.	1	4,891,042	Financial investments	4,891	521,155	521,156	4,007,022
IOL Holding S.A.	Ord.	1	2,451,391,647	Financial activity	65,419,097	92,836,192	102,972,946	94,273,583
Supervielle Productores Asesores de Seguros S.A.	Ord.	1	58,667,291	Insurance Broker	61,599	4,885,508	4,653,005	2,805,156
Supervielle Agente de Negociación S.A.U.	Ord.	1,000	55,027	Trading agent	55,027	4,757,353	4,757,353	4,876,389
Total Investments in subsidiaries, associates, and joint ventures							900.884.976	915,660,562

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

5.COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME
	06/30/2025	12/31/2024
5.1 Cash and due from banks
Financial institutions and correspondents	351,350	305,418
	351,350	305,418
5.2 Other financial assets
Investments in mutual funds	3,580,664	377,972
Miscellaneous Debtors	67,245	1,647
	3,647,909	379,619
5.3 Other debt securities
Unsubordinated debt securities	599,122	1,222,702
Public securities	3,798,378	5,048,208
	4,397,500	6,270,910
5.4 Investments in subsidiaries. associates and joint ventures
Banco Supervielle S.A.	736,120,446	747,202,282
Sofital S.A.U.F e I.	22,758,438	23,715,704
Supervielle Asset Management S.A.	9,350,276	15,757,454
Espacio Cordial de Servicios S.A.	2,193,805	1,937,792
Supervielle Seguros S.A.	15,515,419	19,000,878
FF Fintech SUPV I	2,042,132	2,084,302
Micro Lending S.A.U.	521,156	4,007,022
Supervielle Broker de Seguros S.A.	4,653,005	2,805,156
Supervielle Agente de Negociación S.A.U.	4,757,353	4,876,389
IOL Holding S.A.	102,972,946	94,273,583
	900,884,976	915,660,562
5.5 Intangible Assets
Goodwill – Business combination	23,671,775	23,671,775
	23,671,775	23,671,775
5.6 Other non-financial assets
Retirement insurance	-	669,462
Dividends receivable	50,000	-
Other non-financial assets	113,001	115,403
	163,001	784,865
5.7 Other non-financial liabilities
Compensation and social charges payable	44,870	47,516
Miscellaneous creditors	78,646	248,631
Long-term incentive provision	-	387,746
	123,516	683,893

	Six-month period ending on		Three-month period ending on
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
5.8. Interest income
Interest earned	21	33	9	12
Result by tenure - Government bonds valued at cost	26,099	(71,054)	14,772	295,891
Profit from operations TP	-	224,063	-	-
Result by holding - marketable bonds	165,588	332,629	107,528	134,875
Profit per holding - TP at amortized cost	1,051,980	4,255,042	584,707	80,906
	1,243,688	4,740,713	707,016	511,684

5.9. Net from financial instruments at fair value through profit or loss
Income from mutual funds	267,977	2,492,499	246,514	1,552,475
Income from government securities	-	777	-	777
Income from prommisory notes	-	(181,594)	-	(168,805)
Income from repo transactions	-	2,270	-	-
	267,977	2,313,952	246,514	1,384,447

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
5.10. Other operating income
Subsidiaries’ advisory fees	1,818,361	974,010	874,983	496,909
Royalties	2,439	1,307	1,191	667
Other income	9,635	-	9,635	-
Reassess retirement insurance contributions	23,013	98,284	12,076	46,207
Commissions from foreign sources	744,469	203,929	636,623	63,155
Result from the sale of shares	-	2,045,148	-	2,045,148
	2,597,917	3,322,678	1,534,508	2,652,086
5.11. Personnel expenses
Personnel expenses	544,480	268,064	286,814	160,370
	544,480	268,064	286,814	160,370
5.12. Administration expenses
Bank expenses	2,281	2,138	1,410	1,418
Professional fees	510,574	751,625	438,271	591,857
Directors and syndics’ fees	407,724	482,477	235,982	230,015
Taxes, fees and contributions	101,294	143,842	88,987	120,792
Office expenses and services	24,208	37,253	9,342	9,456
Other expenses	188,589	533,680	104,143	76,909
	1,234,670	1,951,015	878,135	1,030,447
5.13. Other operating expenses
Turnover tax from Service Activities	91,040	48,766	43,809	24,879
Turnover tax from Financial Activities	11,389	123,588	9,764	102,177
Tax Bs. Personal Shares and Participations Soc	116,312	814,325	116,312	52,045
Compensatory interest	671	-	671	-
	219,412	986,679	170,556	179,101
5.14. Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A.	(2,623,538)	90,046,741	758,900	12,569,695
Results from equity investment in Supervielle Asset Management S.A.	9,025,194	7,256,879	5,002,829	3,397,379
Results from equity investment in Espacio Cordial de Servicios S.A.	256,013	68,589	51,260	-77,823
Results from equity investment in Supervielle Seguros S.A.	5,289,908	1,330,102	2,844,517	2,371,262
Results from equity investment in Sofital S.A.U.F e I.	590,518	2,549,761	351,868	673,045
Results from equity investment in Micro Lending S.A.U.	(10,208)	1,711,600	(51,430)	1,237,331
Results from equity investment in InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U.		3,394,669	953,483	1,283,570
Results from equity investment in FF Fintech S.A.	(55,079)	(416,550)	11,946	(71,039)
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.	1,847,849	639,197		491,623
Results from equity investment in Supervielle Agente de Negociación S.A.U.	(119,036)	780,692	5,288	710,734
Results from equity investment in IOL Holding S.A.	7,289,569	903,864	3,520,904	1,252,500
	21,491,190	108,265,544	13,449,565	23,838,277

6.	COMPANIES ARTICLE 33 - GENERAL LAW OF COMPANIES AND RELATED ENTITIES

As of June 30, 2025 and December 31, 2024, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

Company	Condition	Legal Adress	Principal Activity	Percentage of participation		Percentage of participation
				06/30/2025		12/31/2024
				Direct	Direct and indirect	Direct	Direct and indirect
Banco Supervielle S.A. (1)	Controlled	Reconquista 330, C.A.B.A., Argentina	Commercial Bank	97.12%	99.90% (1)	97.12%	99.90% (1)
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management Company	95.00%	100.00%	95.00%	100.00%

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of participation		Percentage of participation
				06/30/2025		12/31/2024
				Direct	Direct and indirect	Direct	Direct and indirect
Sofital S.A.U.F e I.	Controlled	San Martín 344,16th floor, C.A.B.A., Argentina	Financial operations and administration of marketable securities	100.00%	100.00%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769 - Mendoza – Argentina (2)	Trading of products and services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	San Martin 344, 16th floor, Buenos Aires	Financial Company	100.00%	100.00%	100.00%	100.00%
Invertir Online S.A.U.	Controlled	Humboldt 1550, 2nd floor, Unidad Funcional 201, C.A.B.A., Argentina	Settlement and Clearing Agent	-	100.00%	-	100.00%
Portal Integral de Inversiones S.A.U.	Controlled	San Martín 344, 15th floor, C.A.B.A., Argentina	Representations	-	100.00%	-	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina (3)	Computer Services	-	100.00%	-	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

(1) Grupo Supervielle S.A. direct and indirect participation in the votes in Banco Supervielle S.A. amounts to 99.87% at 06/30/25 and 12/31/24.

(2 On October 21, 2021, by means of the Board of Directors' Act, the change of address of the registered office of the Company was resolved by setting it at Avda. Gral. San Martín 731, 1st floor, of the City of Mendoza. The same is pending registration in the Legal Persons and Public Registry of the Province of Mendoza.

(3) On 31 May 2023, the Board of Directors resolved the change of address for the Society’s registered office at San Martin 344, 16th floor in the Autonomous City of Buenos Aires. Registration with the IGJ pending

The capital movements of subsidiaries during 2024 and 2025 expressed in nominal currency in pesos are detailed below:

As resolved by the Board of Directors on March 26, 2024, Banco Supervielle S.A. made an irrevocable capital contribution to Play Digital S.A. in the amount of $102,748,121 by issuing 7,557,979 ordinary bearer shares with a nominal value of $1 each and entitled to 1 vote per share.

On May 13, 2024, Grupo Supervielle S.A. received an offer to buy and sell 100% of the shares in Invertir Online S.A.U. and Portal Integral de Inversiones S.A.U. from IOL Holding S.A. On May 15, 2024, Grupo Supervielle S.A. made a capital contribution to IOL Holding S.A., for USD 7,659,200 in cash. In turn, the shareholder´s meeting of IOL Holding S.A. approved the capitalization of the liabilities arising from the aforementioned sale.

Pursuant to the resolution of the Board of Directors on May 30, 2024, Banco Supervielle S.A. made an irrevocable capital contribution to Bolsillo Digital S.A.U. for the sum of 10,000,000, through the issuance of 10,000,000 ordinary, registered, non-transferable shares, with a par value of $1 each, entitled to 1 vote per share.

The balance sheet and net results of the controlled companies were as follows, according to the respective financial statements of each subsidiary:

As of June 30, 2025
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	5,740,238,776	4,983,097,415	757,141,361	(3,740,198)
Supervielle Asset Management S.A.	14,323,462	4,481,081	9,842,381	9,500,194
Sofital S.A.U.F e I.	32,126,556	51,693	32,074,863	717,463
Espacio Cordial de Servicios S.A.	2,842,064	532,795	2,309,269	269,489

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Micro Lending S.A.U.	963,106	441,951	521,155	(10,210)
Portal Integral de Inversiones S.A.U. (3)	2,363,582	1,558,348	805,234	624,219
InvertirOnline S.A.U.	346,270,749	311,157,605	35,113,144	8,145,695
IOL Holding S.A. (3)	92,846,301	10,109	92,836,192	17,791,894
Supervielle Seguros S.A. (2)	35,841,906	19,430,084	16,411,822	9,903,372
Supervielle Productores Asesores de Seguros S.A.	5,894,033	1,008,525	4,885,508	1,940,183
Bolsillo Digital S.A.U.	8,114	-	8,114	(1,660)
Supervielle Agente de Negociación S.A.U.	25,683,024	20,925,671	4,757,353	(119,037)

(1)  Equity and profit or loss attributable to owners of the parent are reported.

(2)  The result is reported for twelve months.

(3) Balances as of December 31, 2024.

As of December 31, 2024
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	4,939,693,543	4,170,345,064	769,348,479	109,610,252
Supervielle Asset Management S.A.	23,200,071	6,613,301	16,586,770	16,244,584
Sofital S.A.U.F e I.	33,170,852	1,492	33,169,360	4,047,335
Espacio Cordial de Servicios S.A.	3,901,542	1,861,762	2,039,780	(318,745)
Micro Lending S.A.U.	5,999,818	1,992,795	4,007,023	3,388,611
Portal Integral de Inversiones S.A.U.	2,363,582	1,558,348	805,234	624,219
InvertirOnline S.A.U.	318,943,269	291,975,820	26,967,449	19,277,400
IOL Holding S.A.	92,846,301	10,109	92,836,192	17,791,894
Supervielle Seguros S.A. (2)	42,409,122	22,343,571	20,065,551	4,319,873
Supervielle Productores Asesores de Seguros S.A.	3,957,651	1,012,327	2,945,324	1,905,568
Bolsillo Digital S.A.U.	9,775	-	9,775	(40,964)
Supervielle Agente de Negociación S.A.U.	13,452,216	8,575,826	4,876,390	1,729,924

(1)  Equity and profit or loss attributable to owners of the parent are reported.

(2)  The result is reported for six months.

As of June 30, 2025 and December 31, 2024, balances with Grupo Supervielle S.A.‘s controlled are as follows:

Assets	06/30/2025	12/31/2024

Cash and due from banks
Banco Supervielle S.A.	30,516	31,214
InvertirOnline S.A.U.	18	22
	30,534	31,236

Other financial assets
Sofital S.A.F. e I.I.	543	-
Espacio Cordial Servicios S.A.	3,194	1,646
	3,737	1,646
Liabilities

Other non-financial liabilities
Debt with subsidiaries - IOL Holding	787	783
	787	783

As of June 30, 2025 and 2024, results with Grupo Supervielle S.A. ‘s controlled are as follows:

	06/30/2025	06/30/2024
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	23	36
Interest on paid account– InvertirOnline S.A.U.	-	4
	23	40

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Other operating income
Banco Supervielle S.A.	1,773,302	949,875
Sofital S.A.U.F e I.	2,843	1,523
Supervielle Asset Management S.A.	27,939	14,966
Espacio Cordial de Servicios S.A.	16,716	8,954
	1,820,800	975,318
Administrative expenses
Bank expenses – Banco Supervielle S.A.	297	1,405
Rent – Banco Supervielle S.A.	15,439	18,768
Legal and accounting consultancy services	2,191	3,438
Fees for market operations - SAN	9,633	8,558
	27,560	32,169

7.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of June 30, 2025, is as follows:

	Other financial assets	Other non-financial assets	Current income tax assets	Deferred income tax assets/liabilities	Other non- financial liabilities
To expire
1st. Quarter	3,647,909	163,001	62,526	-	121,347
2nd. Quarter	-	-	-	-	-
3rd. Quarter	-	-	-	-	-
4th. Quarter	-	-	-	-	-
More than one period	-	-	-	17,571	2,169
Subtotal to be expired	3,647,909	163,001	62,526	17,571	123,516
No time limit	-	-	-	-	-
Of expired term	-	-	-	-	-
Total	3,647,909	163,001	62,526	17,571	123,516
The fixed fee	-	-	-	-	-
The variable rate	3,580,664	-	-	-	-
No earn interest	67,245	163,001	62,526	17,571	123,516
Total	3,647,909	163,001	62,526	17,571	123,516

8.	CAPITAL STOCK

As of June 30, 2025 and 2024, the capital stock net of own shares held by 18,991 is the following:

Capital Stock	Nominal Value
Capital stock as of 06/30/2025	437,731
Capital stock as of 06/30/2024	438,119

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

The Share Acquisition Program is detailed below (data in pesos are expressed in historical currency):

On July 20, 2022, the Company's Board of Directors resolved to approve a Program for the Acquisition of Own Shares with a maximum amount to invest of 2,000,000 or the lower amount resulting from the acquisition until reaching 10% of the share capital, The price to be paid for the shares will be up to a maximum of US$2,20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days counted from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Subsequently, on September 13, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the treasury stock acquisition plan approved on July 20, 2022 as follows: “5, The price to be paid for the shares will be up to a maximum of US$2,70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions will remain in force as approved from time to time.

Subsequently, on December 27, 2022, Supervielle approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022 as follows: “5, The price to be paid for the shares will be up to a maximum of US$2,70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remain in force as approved.

On 19 April 2024, the Supervisory Board of the Supervielle Group approved a new program for the repurchase of Group shares in accordance with Article 64 of Law 26.831 and CNV rules. The Group decided to establish the Program considering the current national macroeconomic context and considering that the actions of the Grupo Supervielle do not reflect the real value of the company’s assets nor their potential value.

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $8,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $1,600.00 per Class B share and US$8.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on May 7, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: "The price to be paid for shares will be up to a maximum of $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange. The remaining terms and conditions remain in force as approved".

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $4,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on June 4, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: "The maximum amount to be invested will be $8,000,000,000 (eight billion pesos) or the lower amount resulting in the acquisition up to 10% of the share capital including for the purposes of calculating this percentage the shares that the Company already holds in its portfolio" and "The amount of acquisitions may not exceed 25% of the average daily transaction volume that the shares of the Company have experienced during the previous 90 business days in accordance with the provisions of Law No. 26.831. For the purposes of calculating the limit established by current regulations, Grupo Supervielle will consider the average daily transaction volume experienced by shares within the period indicated in the two markets in which it operates (Argentine Stock and Markets and the New York Stock Exchange)".

On July 8, 2024, Grupo Supervielle terminated the Program of Repurchase of Own Shares. Grupo Supervielle has acquired a total of 4,940,665 ByMA Class B shares under the second program, achieving an execution rate of 99.78% of the program and 1.0818% of the share capital. Grupo Supervielle has acquired a total of 18,991,157 Class B shares representing 4.1581% of the share capital.

In the statement of changes in equity, the par value of the repurchased shares is shown as "treasury shares" and its restated as "comprehensive adjustment to treasury shares." The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are cancelled or reissued and is shown as "cost of treasury shares."

The Board of Directors of the company notes that, in accordance with the provisions of article 67 of the Capital Market Law No. 26,831 (and its amendments), between August 3, 2025 and the date prior to the issuance of these financial statements, the full cancellation of 472,987 Class B ordinary shares, with one vote per share each, has taken place. This cancellation is due to the fact that, having elapsed the period of three (3) years since their acquisition - carried out between August 3 and 12, 2022 -, the aforementioned treasury shares remained in portfolio without having been alienated nor having adopted a shareholders' meeting resolution regarding their destination, as required by the applicable regulations. By virtue of this, the Company's share capital is automatically reduced by an amount equal to the nominal value of the cancelled

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

shares, with the new share capital amounting to $456,249,335, represented by 61,738,188 Class A ordinary shares and 394,511,147 Class B ordinary shares. As of the date of these separate condensed interim financial statements, considering the 472,987 Class B ordinary shares that were cancelled, Grupo Supervielle owns a total of 18,518,170 Class B shares, representing 4.05878% of the Group's share capital.

The acquisition cost of these shares amounted to 24,363,067 thousand pesos. In accordance with the provisions of Title IV, Chapter III, Article 3, paragraph 11, item c of the CNV Regulations (N.T. 2013 and amended), while these shares are held in the portfolio, there is a restriction on the distribution of unallocated earnings and free reserves in the amount of said cost.

9.	FINANCIAL RISK FACTORS

There have been no significant changes in the risk management policies to which the Group is exposed, with respect to what was reported in the financial statements as of December 31, 2024.

10.	RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the General Companies Law, the bylaws and Resolution N° 195 of the National Securities Commission, 5% of the profits for the year plus (minus) the adjustments to the results of previous years must be transferred to the Legal Reserve, until the Reserve reaches 20% of the share capital.

As indicated in note 14, as a result of the program to buy own shares of December 31, 2024, the Company has 18,991,157 own shares in its portfolio. The cost of acquiring these amounted to 24,363,067 thousand pesos. In accordance with the provisions of Title IV, Chapter III, article 3, paragraph 11, item c of the Rules of the C.N.V. (N.T. 2013 and mod.) As long as these shares are held in the portfolio, there is a restriction on the distribution of unallocated earnings and free reserves for the amount of this cost.

11.	STOCK OPTIONS PLAN

On May 7, 2025, the Company's Board of Directors approved a Stock Purchase Option Plan for certain key employees and officers of the Company and its subsidiaries, pursuant to the powers delegated by the Ordinary and Extraordinary General Shareholders' Meeting held on April 19, 2024. The objective of the Plan is to align the performance of key officers with the Company's strategic objectives, strengthen talent retention, and encourage the creation of long-term, sustainable value for shareholders.

12.	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

The Group operates in a complex economic environment, both domestically and internationally.

Between January 1 and June 30, 2025, cumulative inflation reached 15.09% (CPI), and the peso depreciated against the US dollar, falling from $1,032.50/US$ at the beginning of the year to $1,194.08/US$ at the end of the semester.

During the first quarter of 2025, GDP grew 5.8%. This expansion was driven by exports (5.3%), private consumption (2.9%), investment (9.8%), and public consumption (-0.8%).

For its part, Argentina reached a new agreement with the IMF in April 2025, which resulted in an initial disbursement of US$12 billion, allowing the government to exit the exchange rate controls after 68 months. Thus, since April 14, a floating rate system for the US dollar has been in effect. Following its implementation, the peso devalued to settle in the middle of the band, and in the following days, the Argentine currency strengthened slightly.

The successful, albeit partial, liberalization of the foreign exchange market has managed to keep the exchange rate operating within the floating band, at intermediate levels. This result occurs in a favorable context of record liquidity in the agricultural export sector, driven by temporary incentives that will begin to moderate in the coming months. Between January 1 and December 31, 2024, the peso depreciated against the US dollar, falling from $1,032.50/US$ at the beginning of the period to $1,194.08/US$ at the end, according to the exchange rate of the Central Bank of the Argentine Republic (Com "A" 3500).

The Central Bank's decision not to intervene until the exchange rate reaches the floor of the band reflects its commitment to consolidating the new system. The Government maintains fiscal discipline as a fundamental pillar, meeting and exceeding the targets agreed upon with the IMF, which allows it to contribute to a contractionary monetary policy, consistent with the primary objective of reducing inflation.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Therefore, to achieve the reserve accumulation objective, a strategy has been implemented that combines the placement of peso bonds subscribed in dollars by the Treasury with a new REPO by the Central Bank of Argentina.

Attracting foreign direct investment, although still below its potential, is beginning to show signs of response to the reforms implemented and greater macroeconomic predictability. Recent exchange rate flexibilities, particularly regarding the transfer of profits for 2025 earnings, are steps in the right direction. All of this should be consolidated after the elections with changes to the tax, labor, and pension systems that will allow for increased productivity in sectors that can be viable with lower costs, even in an economy operating with a more appreciated exchange rate.

The medium-term horizon presents significant opportunities, although their realization will depend on consistent implementation of structural reforms and the maintenance of fiscal discipline. However, the challenge is no less significant in a midterm election year.

Looking ahead to 2025, the international landscape has become more complex. Trump's inauguration as the new president of the United States brought with it the start of tariff increases, although it is still unclear how permanent they will be or whether they are simply an element of pressure in the geopolitical negotiations. The short-term effect has been volatility in financial markets and could result in a resurgence of inflationary pressures, undermining economic activity not only in the United States but globally.

The context of volatility and uncertainty continues as at the date of issue of these separate financial statements.

The Group management continuously monitors the evolution of the variables affecting its business, in order to define its course of action and identify potential impacts on its financial position.

These separate financial statements should be read in the light of these circumstances.

13.	SUBSEQUENT EVENTS

There are no events or transactions that occurred between the period-end date and the date of issue of the separate condensed interim financial statements that could significantly affect the Company's financial position or results at the end of the current period.

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES

Items	HOLDING
	Book value 06/30/2025	Book value 12/31/2024
OTHER DEBT SECURITIES

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING
	Book value 06/30/2025	Book value 12/31/2024
From the country
Measured at fair value with changes in ORI

Bono Rep. Argentina Usd Step Up 2030 – AL30	9,946	-

Private securities
ON SPI ENERGY SA CL.1 US$ V.06/27/2026 SPC10 - SPC10	500,000	939,535
ON PYME ALZ SEMILLAS 7 V09/29/25 SAN - ASS7P	99,122	283,167

Measurement at amortized cost
Bono Tesoro Nac Aj Cer V30/06/25 $ Cero Cupón - TZX25	-	1,450,743
Bono del T. Nac. $ Ajust. Por Cer 4,25% Vto. 14/2/2025 - T2X5	-	222
Letra del Tesoro Nacional Cap En Pesos CON VTO 16/04/2025 - S16A5	-	239,624
Bono del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 31/03/2027 – TZXM7	1,436,011	254,007
Letra del Tesoro Nacional Cap En Pesos Vto 15/8/2025 – S15G5	257,569	190,933
Bono del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 30/10/2026 – TZXO6	367,474	135,767
Bono Del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 30/05/2025 – TZXY5	-	1,125,019
Bono del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 31/03/2026 – TZXM6	1,194,935	1,117,224
Bono del Tesoro Nacional Cap En Pesos Vto 13/02/2026 - T13F6	532,443	534,669

Total other debt securities	4,397,500	6,270,910

Total	4,397,500	6,270,910

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Item	Gross carrying amount				Depreciation					Net carrying amount
	At the beginning of the period	Increases	Disposals	At the end of the period	At the beginning of the period	Useful life	Disposals	Of the period	At the end of the period	06/30/2025	12/31/2024
Goodwill	23,855,319	-	-	23,855,319	(183,544)		-	-	(183,544)	23,671,775	23,671,775
Total	23,855,319	-	-	23,855,319	(183,544)		-	-	(183,544)	23,671,775	23,671,775

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	As of 06/30/2025	As of 06/30/2025 (per currency)	As of 12/31/2024
		Dollar
ASSETS
Cash and Due from Banks	349,722	349,722	301,918
Other Debs Securities	609,068	609,068	939,535
Other non-financial assets	-	-	669,462
TOTAL ASSETS	958,790	958,790	1,910,915

LIABILITIES
Other non-financial liabilities	-	-	400,590
TOTAL LIABILITIES	-	-	400,590

NET POSITION	958,790	958,790	1,510,325

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: September 2, 2025	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer